

Continucare

2010 ANNUAL REPORT

Continucare

Continucare Corporation provides primary care physician services on an outpatient basis through a network of medical facilities in Florida, and is one of the largest and most trusted staff model medical providers in the state. The company has 18 well-appointed medical offices equipped with state-of-the-practice technology and staffed with experienced physicians and a comprehensive support team. In addition, Continucare provides medical management services to independent primary care physicians in South Florida, assisting them with medical utilization, pharmacy management and specialist network development, thereby allowing more time for patient care. Also, through its subsidiary, Seredor Corporation, Continucare operates or manages more than 70 sleep diagnostic centers in 15 states.



Continucare Financial Highlights 

STATEMENTS OF OPERATIONS & CASH FLOWS DATA:	For the Fiscal Year Ended June 30,				
	2010	2009	2008	2007	2006
Total revenue	**$310,791,463**	$281,270,360	$254,440,048	$217,146,287	$132,990,912
Income from operations	**36,119,744**	24,728,658	17,867,453	9,889,604	7,949,569
Net income	**22,176,307**	15,281,121	11,269,654	6,303,445	5,337,539
Diluted net income per common share	**0.36**	0.24	0.16	0.10	0.10
Cash flow from operations	**26,969,398**	17,634,096	15,232,379	10,850,653	6,840,319

BALANCE SHEET DATA:	As of June 30,				
	2010	2009	2008	2007	2006
Cash and cash equivalents	**$ 37,542,445**	$ 13,895,823	$ 9,905,740	$ 7,262,247	$ 10,681,685
Total assets	**153,865,592**	125,303,386	118,490,304	116,937,548	41,994,347
Long-term obligations, including current portion	**326,309**	204,985	196,379	331,319	195,819
Shareholders' equity	**136,028,626**	111,202,523	105,226,277	104,058,385	36,974,920


Total Revenue
(millions)
$133.0
$217.1
$254.4
$281.3
$310.8
'06
'07
'08
'09
'10


Income
From Operations
(millions)
$7.9
$9.9
$17.9
$24.7
$36.1
'06
'07
'08
'09
'10


Cash Flow
From Operations
(millions)
$6.8
$10.9
$15.2
$17.6
$27.0
'06
'07
'08
'09
'10


Shareholders'
Equity
(millions)
$37.0
$104.1
$105.2
$111.2
$136.0
'06
'07
'08
'09
'10

Dear Shareholders:

Fiscal 2010 further extended an enviable track record of financial achievement. We posted record revenues, net income and cash flow from operations. We also continued to advance and augment our model for patient care, expanded our growth opportunities and set a plan to navigate health care reform as legislation takes hold over the course of the next few years.

Fiscal 2010: Another Banner Year

Fiscal 2010 represented our seventh consecutive year of improved financial results. Revenue increased 10% to $311 million from $281 million in fiscal 2009. Income from operations advanced 46% to $36 million from $25 million in the prior fiscal year. Net income rose 45% to $22 million, or $0.36 per diluted share, from $15 million, or $0.24 per diluted share, in fiscal 2009.

Our outstanding fiscal 2010 operating performance generated historic highs in cash flow, further strengthening our balance sheet. Cash flow from operations was $27 million, 53% higher than the previous fiscal year. At June 30, 2010, cash and cash equivalents rose to $38 million, a substantial increase from $14 million at the end of the prior fiscal year. Working capital nearly doubled to $49 million at June 30, 2010 from $25 million at June 30, 2009, and our working capital ratio was an exceptionally healthy 5.7-to-1, with virtually no long-term debt, as has been the case for several years.

Continued Momentum into Fiscal 2011 First Quarter

We kicked off fiscal 2011 with continued momentum, resulting in our 14th consecutive quarter of improvement over the comparable prior-year period. Revenue for the fiscal 2011 first quarter increased to $79 million from $76 million in the comparable period last year. Income from operations rose by nearly $800,000 to more than $9 million. Net income grew to $5.8 million, or $0.09 per diluted share, from $5.3 million, or $0.09 per diluted share, for the fiscal 2010 first quarter.

A Stronger, Healthier Organization in a Time of Change

Given some of the challenges we faced, we are particularly pleased with our operating results for fiscal 2010 and thus far into fiscal 2011. Foremost among these challenges was a funding reduction set by the Centers for Medicare and Medicaid Services (CMS), the federal agency that administers Medicare. More specifically, effective January 1, 2010, CMS reduced the base premiums paid to Medicare Advantage (MA) plans by approximately 5% (before taking into account


Continucare

Richard C. Pfenniger, Jr., Chairman, President and Chief Executive Officer

premium adjustments resulting from changes in patient acuity). Consequently, our revenue per patient was set to decline by a corresponding amount because the capitation payments we receive from MA plans are typically defined as a percentage of the premium the plan receives. As expected, our HMO affiliates slightly reduced 2010 plan benefits to mitigate the effect of premium adjustments, but not to a degree to fully offset lower capitation payments.

Faced with the prospect of constrained profit margins, we implemented an action plan designed to offset impending financial pressures, as well as improve overall performance. Fundamental to our strategy, which involved a number of elements directed at controlling expenses and developing additional revenue, was improving utilization outcomes. We are extremely pleased to report that as our financial results in calendar 2010 demonstrate, our action plan was successful.

Providing Our Patients with a "Medical Home"

There has been much discussion, and many diverse opinions offered, over the last year on how to improve the health care system in the U.S. We believe there is growing consensus, however,



that a key to reducing health care costs and improving patient health is the use of patient-centered medical homes – providing patients accessible, continuous, coordinated and comprehensive care, managed by a primary care physician with active involvement of specialists and non-physician medical staff. These patient-centered medical homes result in an integrated approach to health care that improves outcomes and creates significant savings. We have long supported and practiced this model of care.

For Continucare, this model has been simplified to comprise three core principles:

- place the primary care physician in charge of patient care;
- encourage wellness and prevention; and
- coordinate care among all providers.

Establishing a relationship with a primary care physician is the launching point of our model of care. We believe the primary care physician is critical to the overall wellness of patients and can make and coordinate the best health care decisions.

From the first contact we have with patients, our approach is to emphasize wellness and prevention, encouraging patients to have frequent engagements with their primary care physicians. We also provide disease management for chronic conditions and closely monitor patient progress.

Poor communication and exchange of information is one of the biggest problems facing health care. That is why care coordination among providers is vital. When patients have more complex needs, we work closely with a network of highly skilled and responsive preferred specialists. As diagnoses are made and treatment alternatives are identified, information is routed back to the primary care physicians to ensure their participation in the patient wellness process.

Additionally, as part of our commitment to care coordination, we closely follow the activity of patients when hospitalization is required, monitoring their progress to ensure the necessary care is received and that the care is both prompt and thorough. We also strive to ensure that upon discharge from the hospital our patients have a clear understanding of the treatment and follow-up care requirements. In fact, in 2010 we heightened our focus on post-discharge care to keep patients from return trips to the hospital. Success in this area is a win-win for all sides, keeping the patient happy, healthy and at home, while avoiding the unnecessary costs associated with potential hospital readmission.

Some metrics that illustrate our proactive approach to outpatient care are the number of outpatient visits our patients have annually. In fiscal 2010 our MA patients averaged 11 outpatient visits – approximately seven with their primary care physicians and four with specialists – significantly higher than the national average of six for Medicare patients.

By providing proactive outpatient care, we believe the need for more costly inpatient care can be



Continucare Receives Humana Five Star Awards for Fifth Consecutive Year

For the fifth consecutive year, Continucare has been recognized by Humana for providing high-quality health care. Humana, one of the nation's leaders in health benefits innovation, has presented four Continucare Medical Centers with the prestigious Humana Five Star Award for 2010.

This year, we are proud to announce that the honor has been given to Continucare Kendall, Continucare Tamarac, Continucare Plantation and Continucare Sunrise. Humana presents the award annually to affiliated medical centers that exemplify excellence in health care. Continucare now has won 21 Humana Five Star Awards since 2006.


HUMANA
★ ★ ★ ★ ★

At Continucare, we are dedicated to understanding our patients' needs and ensuring the well-being of the communities we serve. We have committed ourselves to this mission, offering highly attentive, high quality primary care centric health care. Our latest Humana Five Star Awards embody our commitment to quality care and patient satisfaction.

reduced, and in fiscal 2010 we realized improved inpatient outcomes. During the past year, our inpatient bed days per thousand MA patients were 1,433, 7% below last year's rate (of 1,535) and 35% less than the national average for Medicare patients (approximately 2,200). Furthermore, the readmission rate within 30 days of hospital discharge for our Medicare patients improved during the past year and was consistently under 10%, more than 50% below the 20% national average for Medicare patients.

Addressing Health Care Reform

In March 2010, health care reform in the U.S. reached a pivotal point with passage of the Patient Protection and Affordable Care Act. The aim of this legislation is, of course, to improve our nation's health care system.

While investors value certainty when making decisions, it is impossible to accurately predict how legislative reform will alter the landscape of the U.S. health care system or affect Continucare. It is also important to note that this legislation is extremely complex, and a comprehensive analysis within this letter is unrealistic. With that said, we believe the Patient Protection and Affordable Care Act presents both opportunities and challenges.

One of the most significant opportunities for us lies in the proposed expansion of the Medicaid program. As a result of health care reform, there will be a significant increase in the population eligible for Medicaid. In 2014, states will be required to provide Medicaid coverage to individuals and families with income at or below 133% of the federal poverty level, changing the current eligibility threshold of 100%. These eligibility changes will be especially prominent in the state we serve, Florida, which experts have estimated will see a 60% increase (from approximately 2.8 million to 4.5 million) in the covered population. We are currently preparing for the anticipated expansion of the Medicaid program in 2014, which offers the prospect of attractive revenue growth.

The most notable challenge for us comes in the form of the proposed reduction of MA funding, a phasing down of payments to MA health plans to new benchmarks associated with fee-for-service (FFS) costs. In our markets, the benchmark is 95% of FFS costs and the phase down will be over a two to four year period beginning in 2012. Because the capitation payments we receive from MA plans are typically defined as a percentage of the premium the plan receives, our revenue per MA patient could decline.

While funding reductions are never beneficial, we believe the impact to us will be modest, since in Miami-Dade and Broward Counties, markets which accounted for approximately 84% of our fiscal 2010 MA revenue, MA plans are already funded at levels approximately equal to FFS costs. Our plan is to address these changes by using the same basic strategy we adopted in calendar 2010 to address the 5% MA base rate change set by CMS.

More specifically, we intend to mitigate the effects of funding changes by continuing to improve medical utilization, implementing other cost-reduction strategies and developing additional revenue sources. Although there can be no guarantees, our experience in 2010 clearly demonstrates our ability to successfully address funding changes.

Beyond the specifics of health reform legislation, the next several years will be an extremely dynamic period for our industry. As discussed in our Form 10-K appended as part of this Annual Report, our business faces risks. All businesses do. At the same time, we believe that this cycle will bring newfound opportunities and will likely favor organizations like ours that have demonstrated ability in controlling health care costs. Simply put, our objective will be to stay alert and remain focused and nimble, in order to minimize



the risks, take advantage of opportunities and build on our momentum.

Seredor – An Opportunity for Growth and Diversification

As part of our effort to develop additional sources of revenue, we continue to invest in our sleep services subsidiary, Seredor Corporation. Complementing Seredor's organic growth, we have, to date, completed the acquisition of five sleep service companies, including three in the fiscal 2011 first quarter. Today, Seredor operates or manages more than 70 sleep diagnostic centers in 15 states. These locations include both independent sleep diagnostic centers owned by Seredor, as well as hospital-based locations operated under management agreements.

Our diagnostic centers are appointed with state-of-the-art equipment and staffed with clinicians expertly trained in sleep disorders. These professionals work in cooperation with physicians and other health care professionals to effectively diagnose and treat patients. We conduct sleep studies to determine whether patients suffer from sleep disorders and, if so, the severity of the condition. In selected markets, Seredor also provides continuous positive airway pressure (CPAP) devices and supplies, which are used by patients in their homes to treat sleep apnea.

State-of-the-Practice Facilities

During fiscal 2010, we continued to improve, upgrade and expand our facilities, investing more than $2.0 million.

We strive to provide our patients, physicians and other health care professionals with a warm, friendly and inviting environment. We believe it is both the right thing to do and good business.



It is well-established that a pleasant working environment is an important factor in getting the best performance from employees, and the health care facility is no different. If employees are positive and happy, it strikes a chord with patients, improving patient satisfaction, and ultimately, patient retention.



Our medical centers are staffed by some of the area's most talented physicians who have access to state-of-the-practice equipment. We offer full service primary care and, at certain facilities, several on-site medical specialty services, including physical therapy, cardiology, nephrology, ophthalmology, optometry, gynecology and gastroenterology, as well as alternative medicine therapies such as acupuncture and massage therapy.

In the past year, we upgraded our Kendall and Cutler Ridge facilities, began the complete renovation of our Hialeah facility and relocated our Davie facility in Broward County, Florida. Our Davie office (pictured on this page) was moved to its present location in August 2010 and is the practice home to Mayte Lopez, P.A., Dr. Jorge Luna and Dr. Carrie Connolly (pictured above).

Continucare Listed on NYSE

In November 2010 Continucare's common stock was approved for listing on the New York Stock Exchange (NYSE) where it trades under its historical stock symbol "CNU."


NYSE®

We are extremely proud to be listed on the NYSE, which is widely viewed as the most prestigious of the stock exchanges. Our move to the NYSE exemplifies our focus on building shareholder value, and it is an honor to join the many leading companies that are a part of the exchange. We believe our association with the NYSE will further raise our visibility within the investment community as we continue to grow our business.

The NYSE listing also highlights the progress we have made with our company. Since the current management team took responsibility for the business seven years ago, revenues have increased each year and in fiscal 2010 were over 200% higher than seven years ago, profits have achieved record levels annually for each of the past several years and we have consistently maintained for some time a very strong balance sheet.

Among the most common sleep disorders is obstructive sleep apnea (OSA), a serious and often underdiagnosed health condition that afflicts more than 18 million adults in the United States. Sufferers repeatedly stop breathing during sleep for intervals that typically last 10 seconds to a minute or longer and are at increased risk of hypertension and heart disease, as well as mood and memory problems. And, due to associated fatigue, OSA also increases the risk of automobile and other accidents. Key symptoms of OSA include daytime sleepiness, loud snoring, gasping or choking during sleep, and depression and irritability. OSA is most common among people who are obese.

The market for sleep diagnostic services is large, estimated to exceed $4 billion annually, and growing. Though currently comprising only a small part of our consolidated business activity, we intend to pursue additional acquisitions in this highly fragmented field to expand our business with the ultimate goal of establishing Seredor as a leader in its field.

NYSE Listing Reflects a New Stature for Continucare

We achieved a significant milestone in November 2010 with the listing of our common stock on the New York Stock Exchange (NYSE). The NYSE is recognized globally as the gold standard, and we are proud to be listed alongside some of the world's greatest companies. This listing is both an honor and indication of the exceptional progress we have made as a company, and demonstrates our focus on and commitment to creating shareholder value.

With Sincere Appreciation

Reflecting on the past year, we are proud of our financial and operational accomplishments, the long-term trend of continued improvement and the knowledge that we have served our patients well. Equally important, we feel a strong sense of gratitude to all those who share responsibility for our success – our roster of highly skilled and dedicated physicians, the administrative and medical staff that supports them in serving our patients, and the many professionals and managers that guide our business.

As we enter a new and dynamic period, we remain fully committed to serving the interests of our patients, the third party payors that insure them and our shareholders.

On behalf of the entire executive management team and our Board of Directors, I extend deep appreciation to our shareholders for the support your investment provides.

Sincerely,

Richard C. Pfenniger, Jr.
Chairman, President
and Chief Executive Officer

December 28, 2010

For additional information on Continucare's business, markets, and strategies, we refer you to our Form 10-K for the fiscal year ended June 30, 2010 (particularly Item 1 – Business) which is included within this Annual Report to Shareholders.

Medical Offices

Continucare offers outpatient primary care services through a network of 18 medical offices throughout Miami-Dade County, Broward County and Hillsborough County, Florida. Each of our medical offices is a modern facility with a comprehensive staff organized to meet a diverse set of primary care medical needs.


Continucare
Medical Center

Continucare's Sunrise facility.

Miami-Dade County

Hialeah
3233 Palm Avenue
Hialeah, FL 33012
305-826-0660

Flagler
2600 W. Flagler Street
Miami, FL 33135
305-631-0660

Kendall
11701 Mills Drive
Miami, FL 33183
305-270-2700

Perrine
18853 S.W. 117th Avenue
Miami, FL 33177
305-238-1111

Cutler Ridge
11000 S.W. 211th Street
Miami, FL 33189
305-254-1500

Parkway
16800 N.W. 2nd Avenue
Suite 103
North Miami Beach, FL 33169
305-651-3543

Westchester
8608 Bird Road
Miami, FL 33155
305-551-3200

Homestead
442 Washington Avenue
Homestead, FL 33030
305-245-0200

Broward County

Margate
5643 N.W. 29th Street
Margate, FL 33063
954-979-6900

Tamarac
7101 W. McNab Road
Suite 101
Tamarac, FL 33321
954-722-5600

Sunrise
2900 N. University Drive
Sunrise, FL 33322
954-748-8200

Plantation
6971 W. Sunrise Blvd.
Suite 201
Plantation, FL 33313
954-321-7700

Davie
4801 S. University Drive, Suite 110
Davie, FL 33328
954-434-8588

Pembroke Pines
460 N. University Drive
Pembroke Pines, FL 33024
954-437-4004

Hollywood
5201 Hollywood Blvd.
Hollywood, FL 33021
954-981-5200

Hillsborough County

Lutz
217 Crystal Grove Blvd. #101
Lutz, FL 33548
813-949-4224

Plant City
228 W. Alexander Street
Plant City, FL 33563
813-754-5480

South Tampa
3225 S. MacDill Avenue #117
Tampa, FL 33629
813-837-2814

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: June 30, 2010

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission file number: 001-12115

CONTINUCARE CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Florida	**59-2716023**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
7200 Corporate Center Drive Suite 600 Miami, Florida	**33126**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code **(305) 500-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
COMMON STOCK $.0001 PAR VALUE	NYSE AMEX

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting company [ ]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting common stock held by non-affiliates of the registrant on December 31, 2009 was approximately $141,201,000.

Number of shares outstanding of each of the registrant's classes of Common Stock at August 31, 2010: 60,553,546 shares of Common Stock, $.0001 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the registrant's Annual Meeting of Shareholders for the fiscal year ended June 30, 2010 are incorporated by reference into Part III of this Form 10-K.

CONTINUCARE CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED JUNE 30, 2010

TABLE OF CONTENTS

GENERAL

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 10-K to "we," "us," "our," "Continucare" or the "Company" refer to Continucare Corporation and its consolidated subsidiaries, and all references to "the MDHC Companies" refer to Miami Dade Health Centers, Inc. and its affiliated companies. All references to a "Fiscal" year refer to our fiscal year which ends June 30.

PART I

ITEM 1. BUSINESS

The following business description should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K.

Company Overview

We are primarily a provider of primary care physician services. Through our network of 18 medical centers, we provide primary care medical services on an outpatient basis. We also provide medical management services to independent physician affiliates ("IPAs"). All of our medical centers and IPAs are located in Miami-Dade, Broward and Hillsborough Counties, Florida. Substantially all of our revenues are derived from managed care agreements with three health maintenance organizations ("HMOs"), Humana Medical Plans, Inc. ("Humana"), Vista Healthplan of South Florida, Inc. and its affiliated companies including Summit Health Plan, Inc. ("Vista"), and Wellcare Health Plans, Inc. and its affiliated companies ("Wellcare"). Our managed care agreements with these HMOs are primarily risk agreements under which we receive for our services a monthly capitated fee with respect to the patients assigned to us. The capitated fee is a percentage of the premium that the HMOs receive with respect to those patients. In return, we assume full financial responsibility for the provision of all necessary medical care to our patients even for services we do not provide directly. Revenue generated by our managed care entities under contracts with Humana, Vista and Wellcare accounted for approximately 72%, 20% and 6%, respectively, of our total revenue for Fiscal 2010. For Fiscal 2010, approximately 90% and 7% of our revenue was generated by providing services to Medicare-eligible and Medicaid-eligible members, respectively, under such risk arrangements. As of June 30, 2010, we provided services to or for approximately 25,700 patients on a risk basis and approximately 9,000 patients on a limited or non-risk basis. Additionally, we provided services to over 6,000 patients on a non-risk fee-for-service basis. We also operate and manage sleep diagnostic centers in a number of states.

We were incorporated in Florida in 1996 as the successor to a Florida corporation formed earlier in 1996. Our principal place of business is 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126. Our telephone number is 305-500-2000.

Acquisitions

In October 2006, we completed the acquisition of the MDHC Companies. The MDHC Companies provide primary care physician services and certain medical specialty and diagnostic services in five medical centers in Miami-Dade County, Florida. The majority of the MDHC Companies' patients are participants in Medicare and Medicaid HMO plans and substantially all of the MDHC Companies' contracts with HMOs are on a risk basis. In connection with the completion of the acquisition of the MDHC Companies and in consideration for the assets acquired pursuant to the acquisition of the MDHC Companies, we paid the MDHC Companies approximately $6.7 million in cash, issued 19.7 million shares of our common stock and assumed or repaid certain indebtedness and liabilities of the MDHC Companies.

The purchase price, including acquisition costs, of approximately $66.2 million was allocated to the estimated fair value of acquired tangible assets of $13.9 million, identifiable intangible assets of $8.7 million and assumed liabilities of $15.3 million as of October 1, 2006, resulting in goodwill totaling $58.9 million. This purchase price allocation includes certain adjustments recorded during Fiscal 2008 and 2007 that resulted in a decrease in goodwill of approximately $0.5 million and $3.3 million, respectively. These adjustments primarily related to Medicare risk adjustments and pharmacy rebates relating to the operations of the MDHC Companies for periods prior to the completion of the acquisition of the MDHC Companies and to adjustments to increase the estimated fair values of the identifiable intangible assets based on updated available information and assumptions. The identifiable intangible assets of $8.7 million consist of estimated fair values of $1.6 million assigned to the trade name, $6.2 million to customer relationships and $0.9 million to a noncompete agreement. The trade name was determined to have an estimated useful life of six years and the customer relationships and noncompete agreements were each determined to have an estimated useful life of eight and five years, respectively. The fair values of the customer relationships and other identifiable intangible assets are amortized over their estimated lives using the straight line method. The customer relationships are non-contractual. The fair value of the identifiable intangible assets was determined, with the assistance of an outside valuation firm, based on standard valuation techniques. The purchase price of $66.2 million includes the estimated fair value of our common stock issued to the MDHC Companies of $58.5 million, cash paid to the principal owners of $6.7 million, and acquisition costs of approximately $1.0 million.

As a result of the acquisition of the MDHC Companies, we became a party to two lease agreements for office space owned by certain of the principal owners of the MDHC Companies, one of which we terminated effective September 30, 2007. For Fiscal Years 2010, 2009 and 2008, expenses related to these two leases were approximately $0.4 million in each fiscal year.

In 2009, we acquired two operators of sleep diagnostic centers and in August 2010 we acquired a South Florida-based sleep diagnostic center business. Through Seredor Corporation, a subsidiary established to conduct sleep service activities, we operate and manage sleep diagnostic centers in Florida, South Carolina, North Carolina, West Virginia, Virginia, Colorado and Ohio. The centers conduct sleep studies to determine whether patients suffer from sleep disorders and, if so, the severity of the condition. The clinical staff at the centers are expertly trained in sleep disorders and work with physicians, neurologists, respiratory therapists, and clinicians utilizing state-of-the-art equipment to effectively diagnose and treat patients.

Industry Overview

The United States health care market is large and growing. According to the Centers For Medicare and Medicaid Services ("CMS"), total outlays on health care in the United States were approximately $2.3 trillion in 2008 and were projected to reach approximately $4.5 trillion in 2019, representing an annual rate of increase of approximately 6.1%. The rate of the overall increase of health care outlays in the United States has been greater than the growth of the economy as a whole (measured by gross domestic product, or GDP). For example, in 2008 the rate of growth of total United States medical outlays was approximately two percentage points higher than the growth of GDP. The high growth rate of health care outlays is expected to continue. In 2008, health care outlays represented approximately 16.2% of GDP. CMS projects that this amount will increase to 19.3% of GDP by 2019. In addition, United States health care outlays have increased at a faster rate than the consumer price index. According to CMS, medical outlays in the United States were projected to grow by approximately 5.7% in 2009, as compared to actual increases of 4.4% in 2008, 6.0% in 2007 and 6.6% in 2006.

The Medicare sector of the United States health care market is also large and growing. Medicare provided health care benefits to approximately 46 million elderly and disabled Americans in 2009, or approximately 15% of the population of the United States. With the coming retirement of the "Baby Boom" generation, a significant increase in the number of Medicare beneficiaries is forecast, with the number of Medicare beneficiaries expected to rise to over 75 million, or greater than 20% of the projected population of the United States, by 2030. Medicare outlays have also grown faster than both the GDP and the consumer price index, which growth is forecast to continue. For example, annual Medicare outlays exceeded $400 billion in 2008 and are expected to grow to over $900 billion by 2019.

Medicare was established in 1965 and traditionally provided fee-for-service (indemnity) coverage for its members. Under fee-for-service coverage, Medicare assumes responsibility for paying all or a portion of the member's covered medical fees, subject, in some cases, to a deductible or coinsurance payment. There are private Medicare managed care programs that provide an alternative to traditional fee-for-service coverage. Through a contract with CMS, private insurers, such as HMOs, may contract with CMS to provide health insurance coverage in exchange for a fixed monthly payment per member per month for Medicare-eligible individuals. Individuals who elect to participate in private Medicare managed care programs typically receive additional benefits not covered by Medicare's traditional fee-for-service coverage program and are relieved of the obligation to pay some or all deductible or coinsurance amounts due.

Participation in private Medicare managed care programs increased during the 1990s reaching a peak of 6.2 million participants in 1998, or approximately 16% of the Medicare-eligible population. As of November 2003, the number of participants had decreased to 4.6 million, or approximately 11% of the Medicare-eligible population. The number of participating private health plans also decreased during this period going from 346 plans in 1998 to 155 in November 2003. This decline in participation has been attributed to unpredictable and insufficient payments resulting from the alteration of payments to private plans associated with the Balanced Budget Act of 1997.

The Medicare Modernization Act, adopted in December 2003, was intended, in part, to modernize and revitalize private plans under Medicare. The Medicare Modernization Act established the Medicare prescription drug offering that began in 2006, established new tax-advantaged Health Savings Account regulations and made significant changes to the private Medicare managed care programs which were named Medicare Advantage. These changes were a response to the decreased managed care participation in Medicare and the resulting lack of choice for Medicare beneficiaries. The Medicare Modernization Act made favorable changes to the premium rate calculation methodology and generally provides for program rates that we believe will better reflect the increased cost of medical services provided to Medicare beneficiaries.

As a result of the Medicare Modernization Act's enhanced payment rates and other provisions designed to expand Medicare Advantage offerings and make them more attractive to plan sponsors and beneficiaries, enrollment in Medicare Advantage programs has increased since December 2003 from approximately 5.3 million participants, or approximately 13% of the Medicare-eligible population, to approximately 11.3 million participants, or approximately 24% of the Medicare-eligible population, as of June 2010. The number of participating private health plans also increased dramatically during this period going from 155 plans in November

2003 to 574 plans in June 2010.

In March 2010, the President signed into law The Patient Protection and Affordable Care Act, and The Health Care and Education Reconciliation Act of 2010. The provisions of these new laws include, among other things, limitations on Medicare Advantage payment rates and Medicaid coverage expansion to individuals with incomes under 133% of the poverty level beginning in 2014. Because there is considerable uncertainty regarding the financial impact of these reforms, we cannot currently predict the effect such reforms will have on our business. However, the lowering of future Medicare Advantage payment rates as well as other provisions of these new laws may have a material adverse effect on our business, results of operations, financial position and cash flows.

As a result of the growing increases in health care outlays in the United States, insurers, employers, state and federal governments and other health insurance payors have sought to reduce or control the sustained increases in health care costs. One response to these cost increases has been a shift away from the traditional fee-for-service method of paying for health care to managed health care models, such as HMOs.

HMOs offer a comprehensive health care benefits package in exchange for a fixed prepaid monthly fee or premium per enrollee that does not vary through the contract period regardless of the quantity of medical services required or used. HMOs enroll members by entering into contracts with employer groups or directly with individuals to provide a broad range of health care services for a prepaid charge. HMOs contract directly with medical clinics, independent physicians, hospitals and other health care providers to administer medical care to HMO enrollees. Often the payment to physicians is in the form of a fixed monthly fee per enrollee, which is called a capitation payment. Once negotiated, the total payment is based on the number of enrollees covered, regardless of the actual need for and utilization of covered services.

Physicians, including sole practitioners and small physician groups, find themselves at a competitive disadvantage in the current managed care environment. Physicians are generally not equipped by training or experience to handle all of the functions of a modern medical practice, such as negotiation of contracts with specialists and HMOs, claims administration, financial services, provider relations, member services, medical management including utilization management and quality assurance, data collection and management information systems. Additionally, a proliferation of state and federal regulations has increased the paperwork burden and hampered the application of the traditional controls used by managed care organizations. Physicians increasingly are responding to these pressures within the managed care industry by affiliating with organizations such as ours to assist them in managing their practices.

Our Market and Business Strategy

The population of Florida was approximately 18.5 million in 2009, and approximately 29% of those residents were located in Miami-Dade, Broward and Hillsborough Counties. As of June 2010, approximately 1.1 million residents of Florida were enrolled in Medicare Advantage plans out of a Medicare-eligible population of approximately 3.3 million. The three primary HMOs with which we are affiliated account for approximately 47% of Medicare Advantage participants in the markets we serve.

Our strategy is to:

- increase patient volume at our existing medical centers;
- selectively expand our network to include additional medical centers or other medical facilities and to penetrate new geographic markets;
- further develop our IPA management activities; and
- selectively expand our operations into other areas in which we believe we can leverage our expertise in order to establish additional sources of revenue.

Increasing Patient Volume

Our core business is comprised of our established network of medical centers from which we provide primary care services on an outpatient basis. The dominant focus of these medical centers has historically been serving patients enrolled in Medicare Advantage plans sponsored by our HMO affiliates. We seek to increase the number of patients using our medical centers through the general marketing efforts of our affiliated HMOs and on our own through targeted marketing efforts. In addition to building our Medicare Advantage patient base we seek to increase the number of patients we serve in other lines of business. In particular we desire to increase our Medicaid patient base. In furtherance of this objective we have modified our arrangements with certain of our existing HMO affiliates to add Medicaid as a covered line of business and have expanded our Medicaid HMO affiliations.

Selectively Expanding Our Network

In addition to the acquisition of the MDHC Companies, we may seek to add additional medical centers or other medical facilities to our network either through acquisition or start up, although no assurance can be given of our ability to establish or acquire any additional locations. To date, we have focused on Miami-Dade, Broward and Hillsborough Counties, Florida. We expect we will identify and select acquisition candidates based in large part on the following broad criteria:

- staffed with highly qualified medical professionals;
- a history of profitable operations or a predictable synergy such as opportunities for economies of scale through a consolidation of management functions;
- a competitive environment with respect to a high concentration of hospitals and physicians; and
- a geographic proximity to our current operations.

Developing Our IPA Management Activities

We currently provide management services to a network of IPAs at approximately 50 medical offices. We enhance the operations of our IPA physician practices by providing assistance with medical utilization management, pharmacy management and specialist network development. Additionally, we provide financial reports for our IPA practices to further assist with their operations. We believe that we can leverage our skill at providing medical management services to IPA practices to a larger group of IPA practices and will seek to selectively add new IPA practices to enhance our IPA management activities. We intend to continue affiliating with physicians who are sole practitioners or who operate in small groups to staff and expand our network.

Selectively Expanding Our Operations Into Other Areas

We are actively exploring expansion of our operations into other areas in which we believe we can leverage our expertise in order to establish additional sources of revenue. As part of this strategy, in 2009 we acquired two operators of sleep diagnostic centers and in August 2010 we acquired a South Florida-based sleep diagnostic center business. Through Seredor Corporation, we operate and manage sleep diagnostic centers at 15 locations in Florida, South Carolina, North Carolina, West Virginia, Virginia, Colorado and Ohio. The centers conduct sleep studies to determine whether patients suffer from sleep disorders and, if so, the severity of the condition. The most common sleep disorder, obstructive sleep apnea (or OSA), is a serious, though often undiagnosed health condition that afflicts more than 18 million adults in the United States. OSA sufferers stop breathing repeatedly during sleep in intervals that may last 10 seconds to a minute or longer. Key symptoms of OSA include daytime sleepiness, loud snoring, gasping or choking during sleep, and depression and irritability. OSA increases the risk of hypertension, heart disease, mood and memory problems. It also increases the risks of automobile crashes and other accidents. The clinical staff at the centers are expertly trained in sleep disorders and work with physicians, neurologists, respiratory therapists, and clinicians utilizing state-of-the-art equipment to effectively diagnose and treat patients.

Our Medical Centers

At our medical centers, physicians who are our employees or independent contractors act as primary care physicians practicing in the area of general, family and internal medicine with medical specialty services provided in certain of our centers. A typical medical center is operated in an office space that ranges from 5,000 to 8,000 square feet although two of our medical centers comprise approximately 23,000 and 49,000 square feet of space. In addition, certain of our medical centers provide diagnostic imaging services. A medical center is typically staffed with approximately two to three physicians, and is open five days a week. The physicians we employ or with whom we contract are generally retained under written agreements that provide for a rolling one-year term, subject to earlier termination in some circumstances. Under our standard physician agreements we are responsible for providing our physicians with malpractice insurance coverage.

Our IPAs

We provide management assistance to IPAs. Our services include providing assistance with medical utilization management, pharmacy management and specialist network development. Additionally, we provide financial reports for our IPAs to further assist with their practices. These services currently relate primarily to those patients served by the IPAs who are enrolled in health plans offered by Humana and Vista. As of June 30, 2010, these IPAs provided services to over 3,000 patients.

Effective January 1, 2006, we entered into an Independent Practice Association Participation Agreement (the "Risk IPA Agreement") with Humana under which we agreed to assume certain management responsibilities on a risk basis for Humana's Medicare and Medicaid members assigned to certain IPAs practicing in Miami-Dade and Broward Counties, Florida. Under the Risk IPA Agreement, we receive a capitation fee established as a percentage of the premium that the health plan receives for those members who have selected the IPAs as their primary care physicians and assume responsibilities for the cost of substantially all medical services provided to these members, even those we do not provide directly. Effective January 1, 2008, we entered into an agreement with Vista under which we agreed to assume certain management responsibilities on a limited risk basis for Vista's Medicare members assigned to certain IPAs practicing in Miami-Dade and Broward Counties, Florida. Our IPAs practice primary care medicine on an outpatient basis in facilities similar to our medical centers. Our IPA physicians typically earn a capitated fee for the services they provide and may be entitled to obtain bonus distributions if they operate their practice in accordance with their negotiated contract.

Medicare and Medicaid Considerations

Substantially all of our revenue is generated by providing services to Medicare-eligible patients and Medicaid-eligible patients. The federal government has enacted significant reforms to the U.S. health care system which will have an impact on future revenues that we generate from our Medicare and Medicaid patients. In March 2010, the President signed into law The Patient Protection and Affordable Care Act, and The Health Care and Education Reconciliation Act of 2010. The provisions of these new laws include, among other things, limitations on Medicare Advantage payment rates and Medicaid coverage expansion to individuals with incomes under 133% of the poverty level beginning in 2014. Because there is considerable uncertainty regarding the financial impact of these reforms, we cannot currently predict the effect such reforms will have on our business. However, the lowering of future Medicare Advantage payment rates as well as other provisions of these new laws may have a material adverse effect on our business, results of operations, financial position and cash flows.

The premiums our HMO affiliates receive from CMS for their Medicare Prescription Drug Plans are subject to periodic adjustment, positive or negative, based upon the application of risk corridors that compare their plans' revenues as estimated in their bids to actual prescription drug costs. Variances exceeding certain thresholds may result in CMS making additional payments to the HMOs or require the HMOs to refund to CMS a portion of the payments they received. Our contracted HMO affiliates estimate and periodically adjust premium revenues related to the risk corridor payment adjustments, and a portion of each such HMO's estimated premium revenue adjustment is allocated to us. As a result, the revenues recognized under our risk arrangements with these HMOs are net of the portion of the estimated risk corridor adjustment allocated to us. The portion of any such risk corridor adjustment that the HMOs allocate to us may not directly correlate to the historical utilization patterns of our patients or the costs that we may incur in future periods. During Fiscal 2010, 2009 and 2008, our HMO affiliates allocated to us adjustments related to their risk corridor payments which had the effect of reducing our operating income by approximately $0.4 million, $0.2 million and $3.1 million, respectively.

Our HMO Affiliates

We currently have managed care agreements with several HMOs. Our most significant HMO affiliates are Humana, Vista and Wellcare. Under our risk agreements with Humana, Vista and Wellcare, we receive for our services capitated monthly payments per patient at a rate established by the respective contract. In return, we assume full financial responsibility for the provision of all necessary medical care to our patients, even services we do not provide directly. In Fiscal 2010, we generated approximately 72%, 20% and 6% of our revenue from contracts with Humana, Vista and Wellcare, respectively. We continually review and attempt to renegotiate the terms of our managed care agreements in an effort to obtain more favorable terms. We may selectively add new HMO affiliations, but we can provide no assurance that we will be successful in doing so. The loss of significant HMO contracts and/or the failure to regain or retain such HMO's patients or the related revenues without entering into new HMO affiliations could have a material adverse effect on our business, results of operations and financial condition.

Humana

We currently have three agreements with Humana under which we provide medical services to members of Humana's Medicare, Medicaid, commercial and other group health care plans; however, the majority of the revenue that we derive from our relationship with Humana is generated under two agreements, a Physician Practice Management Participation Agreement (the "Humana PPMP Agreement") and an Integrated Delivery System Participation Agreement (the "IDS Agreement"). Under these agreements we provide or arrange for the provision of covered medical services to each Humana member who selects one of our physicians as his or her primary care physician. We receive a capitated fee with respect to the patients assigned to us. For most of our Humana patients the capitated fee is a percentage of the premium that Humana receives with respect to those patients. These agreements are subject to Humana's changes to the covered benefits that it elects to provide to its members and other terms and conditions. We must also comply with the terms of Humana's policies and procedures, including Humana's policies regarding referrals, approvals and utilization management and quality assessment.

The term of the Humana PPMP Agreement extends through July 31, 2011, unless terminated earlier for cause, and, thereafter, the Humana PPMP Agreement renews for subsequent three-year terms unless either party provides 90-days written notice of its intent not to renew. The IDS Agreement extends through April 1, 2011 with automatic subsequent three-year renewal terms unless either party provides 180-days written notice of its intent not to renew. Each of these agreements provide Humana the right to immediately terminate the agreement, and/or any individual physician credentialed under the agreements, upon written notice, (i) if we and/or any of our physician's continued participation in the relevant agreement may affect adversely the health, safety or welfare of any Humana member; (ii) if we and/or any of our physician's continued participation in the relevant agreement may bring Humana or its health care networks into disrepute; (iii) in the event of one of our doctor's death or incompetence; (iv) if any of our physicians fail to meet Humana's credentialing criteria; (v) in accordance with Humana's policies and procedures, (vi) if we engage in or acquiesce to any act of bankruptcy, receivership or reorganization; or (vii) if Humana loses its authority to do business in total or as to any limited segment or business (but only to that segment). We and Humana may also each terminate these agreements upon 90 days' prior written notice (with an opportunity to cure, if possible) in the event of the other's material breach of the relevant agreement.

In some cases, Humana may provide 30 days' notice as to an amendment or modification of these agreements, including but not limited to, renegotiation of rates, covered benefits and other terms and conditions. Such amendments may include changes to the compensation rates. If Humana exercises its right to amend these agreements upon 30 days' written notice, we may object to such amendment within the 30-day notice period. If we object to such amendment within the requisite time frame, Humana may terminate the relevant agreement upon 90 days' written notice.

The third agreement we have with Humana is the Risk IPA Agreement. Under the Risk IPA Agreement, we agreed to assume certain management responsibilities on a risk basis for Humana's Medicare and Medicaid members assigned to selected primary care physicians at twelve medical offices in Miami-Dade and Broward Counties, Florida in return for a capitated fee per patient. The capitated fee is based on a percentage of the premium that Humana receives with respect to that patient.

Vista

We provide medical services to members of Vista's Medicare, Medicaid, commercial and individual health care plans. Under our agreements with Vista, we provide or arrange for the provision of covered medical services to each Vista member who selects one of our physicians as his or her primary care physician. Under our two primary agreements with Vista, we receive a capitated fee with respect to the Vista patients assigned to us. For commercial and individual Vista patients the capitated fee is a fixed monthly payment per member. For Medicare and Medicaid patients the capitated fee is a percentage of the premium that Vista receives with respect to those patients. Our agreements with Vista are subject to Vista's changes to the covered benefits that Vista elects to provide to its members and other terms and conditions. We must also comply with the terms of Vista's policies and procedures, including Vista's policies regarding referrals, approvals and utilization management and quality assessment.

One of our two primary agreements with Vista expires on June 30, 2011 and the other expires on September 1, 2011 and each will automatically renew for successive one year periods unless either party provides the other with 60-days notice of its intent to terminate such agreement. Vista may terminate either of these agreements with us immediately if we materially breach the relevant agreement, provided that we are given an opportunity to cure such breach, and if we experience certain events of bankruptcy or insolvency. In addition, each of these agreements permits Vista to immediately terminate the agreement if Vista determines, in its sole reasonable discretion, that (i) our actions or inactions or those of our health care professionals are causing or may cause imminent danger to the health, safety or welfare of any Vista member; (ii) our or our health care professionals' licenses, DEA registrations, hospital staff privileges, rights to participate in the Medicare or Medicaid program or other accreditations are restricted, suspended or revoked or if any of our health care professionals voluntarily relinquish any of those credentials and we do not promptly terminate that professional; (iii) our health care professionals' ability to practice medicine is effectively impaired by an action of the Board of Medicine or other governmental agency; (iv) we are convicted of a criminal offense related to our involvement in Medicaid, Medicare or social service programs under Title XX of the Social Security Act; or (v) we or our medical professionals engaged in any other behavior or activity that could be hazardous or injurious to any Vista member.

Effective January 1, 2008, we entered into an agreement with Vista under which we agreed to assume certain management responsibilities on a limited risk basis for Vista's Medicare members assigned to certain IPAs practicing at ten medical offices in Miami-Dade and Broward Counties, Florida.

Wellcare

We are a party to two agreements with Wellcare under which we provide or arrange for the provision of medical services to each member of Wellcare's Medicare plans who selects one of our physicians as his or her primary care physician. One of these agreements, the Physician Provider Agreement, is a risk arrangement under which we receive for our services a capitated fee with respect to the patients assigned to us. The capitated fee is a percentage of the premium that Wellcare receives with respect to those patients. This agreement has a one-year term and automatic subsequent one-year renewal terms, subject to certain termination provisions stipulated in the agreement. Under the risk arrangement we assume financial responsibility for the provision of all necessary medical care to our patients. Our other agreement with Wellcare, which is also a risk arrangement for Wellcare's Medicare members, expires November 1, 2010 with automatic subsequent one year renewal terms unless either party provides the other with 90-days notice of its intent to terminate.

We also have contracts with Wellcare and its affiliates for the provision of care for members of their Medicaid plans.

Under our agreements with Humana, Vista and Wellcare, there are circumstances under which we could be obligated to continue to provide medical services to patients in our care following a termination of the applicable agreement. In certain cases, this obligation could require us to provide care to patients following the bankruptcy or insolvency of our HMO affiliate. Accordingly, our obligations to provide medical services to our patients (and the associated costs we incur) may not terminate at the time that our agreement with the HMO terminates, and we may not be able to recover our cost of providing those services from the HMO.

Compliance Program

We have implemented a compliance program intended to provide ongoing monitoring and reporting to detect and correct potential regulatory compliance problems but we cannot assure that it will detect or prevent all regulatory problems. The program establishes compliance standards and procedures for employees and agents. The program includes, among other things: written policies, including our Code of Conduct and Ethics; in-service training for our employees on topics such as insider trading, anti-kickback laws, Federal False Claims Act and Anti-Self Referral Act; and a "hot line" for employees to anonymously report violations.

Competition

The health care industry is highly competitive. We compete for patients with many other health care providers, including local physicians and practice groups as well as local, regional and national networks of physicians and health care companies. We believe that competition for patients is generally based upon the reputation of the physician treating the patient, the physician's expertise, the physician's demeanor and manner of engagement with the patient, and the HMOs that the physician is affiliated with. We also compete with other local, regional and national networks of physicians and health care companies for the services of physicians and for HMO affiliations. Some of our competitors have greater resources than we do, and we may not be able to continue to compete effectively in this industry. Further, additional competitors may enter our markets, and this increased competition may have an adverse effect on our revenues.

Government Regulation

General. Our business is primarily regulated by the federal government and various states where we operate. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our contracts, regulate how we do business, what services we offer, and how we interact with our members, other providers and the public. We are subject to various governmental reviews, audits and investigations to verify our compliance with our contracts and applicable laws and regulations.

A summary of the material aspects of the government regulations to which we are subject is set forth below. However, there can be no assurance that any such laws will not change or ultimately be interpreted in a manner inconsistent with our practices, and an adverse interpretation could have a material adverse effect on our operations, financial condition or cash flows.

Present and Prospective Federal and State Reimbursement Regulation. Our operations are affected on a day-to-day basis by numerous legislative, regulatory and industry-imposed operational and financial requirements, which are administered by a variety of federal and state governmental agencies as well as by self-regulatory associations and commercial medical insurance reimbursement programs. Our physicians must reassign their Medicare billing and collection rights to us. Accordingly, we have filed with Medicare the necessary applications for all our physicians to reassign their Medicare billing and collection rights to us.

Federal "Fraud and Abuse" Laws and Regulations. The Anti-Kickback Law makes it a criminal felony offense to knowingly and willfully offer, pay, solicit or receive remuneration in order to induce business for which reimbursement is provided under federal health care programs, including without limitation, the Medicare and Medicaid programs. Violations of these laws are punishable by monetary fines, civil and criminal penalties, exclusion from health care programs and forfeiture of amounts collected in violation of such laws. The scope of prohibited payments in the Anti-Kickback Law is broad and includes economic arrangements involving hospitals, physicians and other health care providers, including joint ventures, space and equipment rentals, purchases of physician practices and management and personal services contracts. The Anti-Kickback Law provides for certain safe harbors to its prohibitions, however, failure to meet a safe harbor does not necessarily mean that an arrangement violates the Anti-Kickback Law. Rather, each arrangement must be analyzed based on its specific facts and the intent of the parties.

State Fraud and Abuse Regulations. Various states also have anti-kickback laws applicable to licensed health care professionals and other providers and, in some instances, applicable to any person engaged in the proscribed conduct. For example, the Florida "Patient Brokering Act" imposes criminal penalties, including jail terms and fines, for offering, soliciting, receiving or paying any commission, bonus, rebate, kickback, or bribe, directly or indirectly in cash or in kind, or engaging in any split-fee arrangement, in any form whatsoever, in return for the referral of patients or patronage from a health care provider or health care facility or in return for the acceptance or acknowledgement of treatment from a health care provider or health care facility. The Florida statutory provisions regulating the practice of medicine include similar language as grounds for disciplinary action against a physician, a practice commonly known as "fee splitting." The applicability of such laws is dependent upon the particular state in which we conduct business.

Federal Restrictions on Physician Referrals. Federal regulations under the Social Security Act restrict physician referrals to health care entities with which such physicians have financial relationships (commonly referred to as the "Stark Law"). Specifically, the Stark Law prohibits a physician, or an immediate family member, who has a financial relationship with a health care entity, from referring Medicare or Medicaid patients with limited exceptions, to that entity for the following "designated health services": clinical laboratory services, physical therapy services, occupational therapy services, speech-language pathology services, radiology services, including magnetic resonance imaging, computerized axial tomography scans and ultrasound services, speech-language pathology services, durable medical equipment and supplies, radiation therapy services and supplies, parenteral and enteral nutrients, equipment and supplies, prosthetics, orthotics and prosthetic devices, home health services, outpatient prescription drugs, and inpatient and outpatient hospital services. A financial relationship is defined to include an ownership or investment in, or a compensation relationship with, a health care entity. The Stark Law also prohibits a health care entity receiving a prohibited referral from billing the Medicare or Medicaid programs for any services rendered to a patient as a result of the prohibited referral. The Stark Law contains certain exceptions that protect parties from liability if the parties comply with all of the requirements of the applicable exception. The sanctions under the Stark Law include denial and refund of payments, civil monetary penalties and exclusions from participation in the Medicare and Medicaid programs.

State Restrictions on Physician Referrals. Various states also have laws that restrict physician referrals to health care entities with which such physicians have financial relationships. In Florida, for example, the Florida Patient Self Referral Act of 1992 ("Florida Act") regulates patient referrals by a health care provider to certain providers of health care services in which the referring provider has an investment interest. Unlike the federal Stark regulations, the Florida act applies only to investment interests and does not affect compensation relationships between the referring provider and the entity to which the provider is referring patients. The penalties for breach of the Florida Act include denial and refund of claims payments and civil monetary penalties. Further, the Florida Act is not limited to referrals for items and services paid for by the Medicare or Medicaid programs, and instead applies to all payors, including health insurers and private pay. The applicability of such state laws is dependent upon the particular state in which we conduct business.

Privacy Laws. The privacy, security and transmission of health information is subject to federal and state laws and regulations, including the Healthcare Insurance Portability and Accountability Act of 1996 ("HIPAA") and regulations enacted under HIPAA with respect to, among other things, the privacy of certain individually identifiable health information, the transmission of protected health information and standards for the security of electronic health information. Florida state professional licensing statutes also include privacy laws specific to the profession. For example, there are certain privacy laws that apply to physicians and mental health professionals.

Corporate Practice of Medicine Doctrine. Many states prohibit business corporations from providing, or holding themselves out as a provider of medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs (including Medicare and Medicaid), asset forfeitures and civil and criminal penalties. These laws vary from state to state, are often vague and loosely interpreted by the courts and regulatory agencies. Florida, the state in which we primarily operate our clinics, does not have a corporate practice of medicine doctrine with respect to the types of physicians employed with us. Our operations in other states are primarily facility-based and not subject to these types of restrictions.

Clinic and Facility Regulation and Licensure. Each state has its own laws regarding the regulation and licensure of clinics and facilities. For example, in Florida The Agency for Health Care Administration ("AHCA") requires us to license each of our medical centers and sleep study laboratories. Each medical center must renew its health care clinic licensure bi-annually. Further, the Florida Health Care Clinic Act requires that clinics have a medical director and prohibits such medical director or any physician affiliated with the medical director's group practice from making referrals to the clinic if the clinic provides certain health care services, such as magnetic resonance imaging, static radiographs, computed tomography, or positron emission tomography. Violation of this prohibition against medical director referrals is a third degree felony. Each state has different requirements and regulations.

Limitations on Contractual Joint Ventures. The Office of Inspector General ("OIG") issued a Special Advisory Bulletin raising concerns throughout the healthcare industry about the legality of a variety of provider joint ventures. The suspect arrangements involve a healthcare provider expanding into a related service line by contracting with an existing provider of that service to serve the providers existing patient population. In the OIG's view, the provider's share of the profits of the new venture constitutes remuneration for the referral of the provider's Medicare/Medicaid patients and thus may violate the federal Anti-kickback Statute.

Occupational Safety and Health Administration ("OSHA"). In addition to OSHA regulations applicable to businesses generally, we must comply with, among other things, the OSHA directives on occupational exposure to blood borne pathogens, the federal Needlestick Safety and Prevention Act, OSHA injury and illness recording and reporting requirements, federal regulations relating to proper handling of laboratory specimens, spill procedures and hazardous waste disposal, and patient transport safety requirements.

Environmental Regulations. Our clinics are required to comply with federal and state regulations applicable to the disposal of biomedical waste, the use of radiology and nuclear medicine, and the use of diagnostic imaging equipment.

Medicare Marketing Restrictions. As a health care provider, we are subject to federal marketing rules and regulations that limit, among other things, offering any gift or other inducement to Medicare beneficiaries to encourage them to come to us for their health care.

Sanctioned Parties. The Balanced Budget Act of 1997 ("BBA") includes provisions that allow for the temporary or permanent exclusion from participation in Medicare or any state health care program of any individual or entity who or which has been convicted of a health care related crime as well as specified. The BBA also provides for fines against any person that arranges or contracts with an excluded person for the provision of items or services.

Healthcare Reform. The federal government has enacted significant reforms to the U.S. health care system. In March 2010, the President signed into law The Patient Protection and Affordable Care Act, and The Health Care and Education Reconciliation Act of 2010. The provisions of these new laws include, among other things, limiting Medicare Advantage payment rates. While there is considerable uncertainty of the financial impact of these reforms, the lowering of future Medicare Advantage payment rates as well as other provisions of these new laws may have a material adverse effect on our business, results of operations, financial position and cash flows.

Health Care Professional Licensure and Supervision. Our physicians are subject to licensure requirements administered by the applicable state professional licensing boards, including the particular state's Board of Medicine, Board of Nursing, and other licensing boards. The failure of a health care professional to maintain a license with the applicable board could result in a shortage of health care providers and may trigger termination of one or more of our managed care agreements.

Employees

At June 30, 2010, we employed or contracted with approximately 725 individuals of whom approximately 69 are physicians in our medical centers.

Insurance

We rely on insurance to protect us from many business risks, including medical malpractice and "stop-loss" insurance. Our business entails an inherent risk of claims against physicians for professional services rendered to patients, and we periodically become involved as a defendant in medical malpractice lawsuits. Medical malpractice claims are subject to the attendant risk of substantial damage awards. Although we maintain insurance against these claims, if liability results from any of our pending or any future medical malpractice claims, there can be no assurance that our medical malpractice insurance coverage will be adequate to cover liability arising out of these proceedings. There can be no assurance that pending or future litigation will not have a material adverse affect on us or that liability resulting from litigation will not exceed our insurance coverage.

In most cases, as is the trend in the health care industry, as insurance policies expire we may be required to procure policies with narrower coverage, more exclusions and higher premiums. In some cases, coverage may not be available at any price. There can be no assurance that the insurance that we maintain and intend to maintain will be adequate, or that the cost of insurance and limitations in coverage will not adversely affect our business, financial position or results of operations.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

Our website address is www.continucare.com. We make available free of charge on or through our internet website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such material has been filed with, or furnished to, the SEC. Information on our website does not constitute part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Annual Report on Form 10-K, as well as other written or oral statements made from time to time by us or by our authorized officers on our behalf, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should note that forward-looking statements in this document speak only as of the date of this Annual Report on Form 10-K and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that our shareholders and prospective investors should consider include the following:

Risks related to our business

Our operations are dependent on three health maintenance organizations.

We derive substantially all of our revenues under our managed care agreements with three HMOs, Humana, Vista and Wellcare. In Fiscal 2010, we generated approximately 72%, 20% and 6% of our revenues from contracts with Humana, Vista and Wellcare, respectively. These agreements have terms ranging from one to three years, with automatic renewal terms unless a party provides prior notice of its intention not to renew. These agreements also provide the HMOs with the right to terminate an agreement prior to the expiration of the term upon the occurrence of specified events. Accordingly, there is no assurance that these agreements will remain in effect. The loss of our managed care agreements with these HMOs, particularly Humana or Vista or significant reductions in payments to us under these contracts could have a material adverse effect on our business, financial condition and results of operations.

Under our most important contracts we are responsible for the cost of medical services to our patients in return for a capitated fee.

Our most important contracts with Humana, Vista and Wellcare are risk agreements under which we receive for our services fixed monthly payments per patient at a rate established by the contract, also called a capitated fee. In return, we assume full financial responsibility for the provision of all necessary medical care to our patients, even services we do not provide directly. Accordingly, we will be unable to adjust the revenues we receive under those contracts and, if medical claims expense exceeds our estimates, our profits may decline. Relatively small changes in the ratio of our health care expenses to capitated revenues we receive can create significant changes in our financial results.

Our revenues will be affected by the Medicare Risk Adjustment program.

The majority of patients to whom we provide care are Medicare-eligible and participate in the Medicare Advantage program. CMS implemented its Medicare Risk Adjustment project whereby it transitioned its premium calculation methodology to a system that takes into account the health status of Medicare Advantage participants in determining premiums paid for each participant, rather than only considering demographic factors, as was historically the case. Beginning January 1, 2007, the premium calculation under the risk adjustment system is 100% based on risk adjustment payments.

We believe the risk adjustment methodology has generally increased our revenues per patient to date but cannot assure what future impact this risk adjustment methodology will continue to have on our business, results of operations, or financial condition. It is also possible that the risk adjustment methodology may result in fluctuations in our revenues from year to year.

CMS is performing audits of selected Medicare Advantage plans to validate the provider coding practices under the risk-adjustment methodology used to reimburse Medicare Advantage plans. These audits involve a review of a sample of medical records for the HMO contracts selected for audit. CMS has selected for audit several of the contracts of our HMO affiliates for the 2007 contract year and we expect that CMS will continue conducting such audits beyond the 2007 contract year. Due to the uncertainties principally related to CMS' audit payment adjustment methodology, we are unable to determine whether these audits would ultimately result in an unfavorable adjustment to us. Accordingly, we are unable to estimate the financial impact of such adjustment if one occurs as a result of these audits. Although the amount of the adjustment to us, if any, is not reasonably estimable at this time, such adjustment may have a material adverse effect on our results of operations, financial position, and cash flows.

If we are unable to manage medical benefits expense effectively, our profitability will likely be reduced.

We cannot be profitable if our costs of providing the required medical services exceed the revenues that we derive from those services. However, our most important contracts with Humana, Vista and Wellcare require us to assume full financial responsibility for the provision of all necessary medical care in return for a capitated fee per patient at a rate established by the contract. Accordingly, as the costs of providing medical services to our patients under those contracts increases, the profits we receive with respect to those patients decreases. If the cost of providing medical services to our patients under those contracts exceeds our estimates or if we are not able to properly manage our services, our business, results of operations, financial condition and ability to satisfy our obligations could be adversely affected.

A failure to estimate incurred but not reported medical benefits expense accurately will affect our profitability.

Our medical benefits expense includes estimates of medical claims incurred but not reported, or IBNR. We estimate our medical cost liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, utilization of health care services and other relevant factors. Actual conditions, however, could differ from those assumed in the estimation process. Due to the inherent uncertainties associated with the factors used in these assumptions, materially different amounts could be reported in our financial statements for a particular period under different possible conditions or using different, but still reasonable, assumptions. Adjustments, if necessary, are made to medical benefits expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. Although we believe our past estimates of IBNR have been adequate, they may prove to have been inadequate in the future and our future estimates may not be adequate, any of which would adversely affect our results of operations and cash flows. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results of operations.

We compete with many health care providers for patients and HMO affiliations.

The health care industry is highly competitive. We compete for patients with many other health care providers, including local physicians and practice groups as well as local, regional and national networks of physicians and health care companies. We believe that competition for patients is generally based upon the reputation of the physician treating the patient, the physician's expertise, and the physician's demeanor and manner of engagement with the patient, and the HMOs with which the physician is affiliated. We also compete with other local, regional and national networks of physicians and health care companies for the services of physicians and for HMO affiliations. Some of our competitors have greater resources than we do, and we may not be able to continue to compete effectively in this industry. Further, additional competitors may enter our markets, and this increased competition may have an adverse effect on our revenues.

We may not be able to successfully recruit or retain existing relationships with qualified physicians and medical professionals.

We depend on our physicians and other medical professionals to provide medical services to our managed care patients and independent physicians contracting with us to participate in provider networks we develop or manage. We compete with general acute care hospitals and other health care providers for the services of medical professionals. In addition, the reputation, expertise and demeanor of our physicians and other medical professionals are instrumental to our ability to attract patients. Demand for physicians and other medical professionals are high and such professionals often receive competing offers. If we are unable to successfully recruit and retain medical professionals our ability to successfully implement our business strategy could suffer. No assurance can be given that we will be able to continue to recruit and retain a sufficient number of qualified physicians and other medical professionals.

Our business exposes us to the risk of medical malpractice lawsuits.

Our business entails an inherent risk of claims against physicians for professional services rendered to patients, and we periodically become involved as a defendant in medical malpractice lawsuits. Medical malpractice claims are subject to the attendant risk of substantial damage awards. Although we maintain insurance against these claims, if liability results from any of our pending or any future medical malpractice claims, there can be no assurance that our medical malpractice insurance coverage will be adequate to cover liability arising out of these proceedings or that as a result of such liability we will be able to renew our medical malpractice insurance coverage on acceptable terms, if at all. There can be no assurance that pending or future litigation will not have a material adverse affect on us or that liability resulting from litigation will not exceed our insurance coverage.

We primarily operate in Florida.

Our revenues are primarily derived from our operations in Florida. Adverse economic, regulatory, or other developments in Florida (including hurricanes) could have a material adverse effect on our financial condition or results of operations. In the event that we expand our primary operations into new geographic markets, we will need to establish new relationships with physicians and other health care providers. In addition, we will be required to comply with laws and regulations of states that differ from the ones in which we currently operate, and may face competitors with greater knowledge of such local markets. There can be no assurance that we will be able to establish relationships, realize management efficiencies or otherwise establish a presence in new geographic markets.

A significant portion of our voting power is concentrated.

One of our directors, Dr. Phillip Frost, and entities affiliated with him, beneficially owned approximately 43% of our outstanding common stock as of August 31, 2010. Based on the significant beneficial ownership of our common stock by Dr. Frost, other shareholders have limited ability to influence corporate actions requiring shareholder approval, including the election of directors. Dr. Frost may exert significant influence over any actions requiring shareholder approval. This influence may make us less attractive as a target for a takeover proposal. It may also make it more difficult to discourage a merger proposal that Dr. Frost favors or to wage a proxy contest for the removal of incumbent directors. As a result, this may deprive the holders of our common stock of an opportunity they might otherwise have to sell their shares at a premium over the prevailing market price in connection with a merger or acquisition of us or with or by another company.

We are dependent on our executive officers and other key employees.

Our operations are highly dependent on the efforts of our Chief Executive Officer and our other key employees. Our executive officers and key employees do not have employment agreements with us, but are instead employed on an "at will" basis. While we believe that we could find replacements, the loss of any of their leadership, knowledge and experience could negatively impact our operations. Replacing any of our executive officers or key employees might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience necessary to operate a business such as ours. Our success is also dependent on our ability to hire and retain qualified management, technical and medical personnel. We may be unsuccessful in recruiting and retaining such personnel, which could negatively impact our operations.

We depend on the management information systems of our affiliated HMOs.

Our operations are dependent on the management information systems of the HMOs with which we contract. Our affiliated HMOs provide us with certain financial and other information, including reports and calculations of costs of services provided and payments to be received by us. Both the software and hardware our HMO affiliates use to provide us with that information have been subject to rapid technological change. Because we rely on this technology but do not own or have direct access to it, we have limited ability to ensure that it is properly maintained, serviced and updated. In addition, information systems such as these may be vulnerable to failure, acts of sabotage such as "hacking", and obsolescence. If our principal HMO affiliates were to temporarily or permanently lose the use of the information systems that provide us with the information on which we depend or the underlying patient and physician data, our business and results of operations could be materially and adversely affected. Because our HMO affiliates generate certain of the information on which we depend, we have less control over the manner in which that information is generated than we would if we generated the information internally.

We depend on our information processing systems.

Our information processing systems allow us to monitor the medical services we provide to patients. They also enable us to provide our HMO affiliates with information they use to calculate the payments due to us. For example, revenue we are entitled to receive under our HMO agreements is dependent, in part, on the health status of our patients and demographic factors, and we rely on our information processing systems to compile all or a portion of that data. The failure to accurately and timely provide that data to our HMO affiliates could impact the revenue we receive for our patients. These systems are vital to our growth. Although we license most of our information processing systems from third-party vendors we believe to be reliable, we developed certain elements of our information processing systems internally. Our current systems may not perform as expected or provide efficient operational solutions if:

- we fail to adequately identify or are unsuccessful in implementing solutions for our information and processing needs;
- our processing or information systems fail; or
- we fail to upgrade systems as necessary.

Volatility of our stock price could adversely affect you.

The market price of our common stock could fluctuate significantly as a result of many factors, including factors that are beyond our ability to control or foresee. These factors include:

- state and federal budget decreases;
- adverse publicity regarding HMOs and other managed care organizations;
- government action regarding eligibility;
- changes in government payment levels;
- changes in state mandatory programs;
- changes in expectations of our future financial performance or changes in financial estimates, if any, of public market analysts;
- announcements relating to our business or the business of our competitors;
- conditions generally affecting the managed care industry or our provider networks;
- the success of our operating strategy;
- the operating and stock price performance of other comparable companies;
- the termination of any of our contracts;
- regulatory or legislative changes;
- acts of war or terrorism or an increase in hostilities in the world; and
- general economic conditions, including inflation and unemployment rates.

A failure to successfully implement our business strategy could materially and adversely affect our operations and growth opportunities.

Our business strategy is to increase patient volume at our existing medical centers; selectively expand our network to include additional medical centers or other medical facilities and to penetrate new geographic markets; further develop our IPA management activities; and selectively expand our operations into other areas in which we believe we can leverage our expertise in order to establish additional sources of revenue. Our ability to achieve our business strategy is subject to a variety of factors, many of which are beyond our control, and we may not be successful in implementing our strategy. In addition, the implementation of our strategy may not lead to improved operating results. We may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies due to business or competitive factors or factors not currently expected, such as unforeseen costs and expenses or events beyond our control. Any failure to successfully implement our business strategy could materially and adversely affect our results of operations and growth opportunities.

Our intangible assets represent a substantial portion of our total assets.

Our balance sheet includes intangible assets, including goodwill and other separately identifiable intangible assets, of approximately $78.3 million, which represented approximately 51% of our total assets at June 30, 2010. The most significant component of our intangible assets consists of intangible assets recorded as a result of the acquisition of the MDHC Companies in October 2006, which increased goodwill by approximately $58.9 million and other intangible assets by approximately $4.0 million at June 30, 2010.

We are required to review our intangible assets, including our goodwill, for impairment on an annual basis or more frequently if certain indicators of impairment arise. The goodwill impairment test is performed annually for each of our two reporting units: Provider Services and Sleep Services. Should we determine that an indicator of impairment has occurred, we would be required to perform an additional impairment test. Indicators of impairment include, among other things:

- a significant adverse change in legal factors or the business climate;
- the loss of a key HMO contract;
- an adverse action by a regulator;
- unanticipated competition;
- loss of key personnel; or
- allocation of goodwill to a portion of business that is to be sold.

If we determine that an impairment of goodwill exists as a result of our annual impairment test or that indicators of impairment exist, there is a risk that a portion of our intangible assets would be considered impaired and must be written-off during that period. Such a write-off could have a material adverse effect on our results of operations.

Competition for acquisition targets and acquisition financing and other factors may impede our ability to acquire other businesses and may inhibit our growth.

We anticipate that a portion of our future growth may be accomplished through acquisitions. The success of this strategy depends upon our ability to identify suitable acquisition candidates, reach agreements to acquire these companies, obtain necessary financing on acceptable terms and successfully integrate the operations of these businesses. In pursuing acquisition and investment opportunities, we may compete with other companies that have similar growth strategies. Some of these competitors are larger and have greater financial and other resources than we have. This competition may prevent us from acquiring businesses that could improve our growth or expand our operations.

Our acquisitions could result in integration difficulties, unexpected expenses, diversion of management's attention and other negative consequences.

As part of our growth strategy, we plan to continue to evaluate potential business acquisition opportunities that we anticipate will provide new product and market opportunities, benefit from and maximize our existing assets and add critical mass. Any such acquisitions would require us to integrate the technology, products and services, operations, systems and personnel of the acquired businesses with our own and to attempt to grow the acquired businesses as part of our company. The successful integration of businesses we have acquired and may acquire in the future is critical to our future success, and if we are unsuccessful in integrating these businesses, our operations and financial results could suffer. The risks and challenges associated with the acquisition and integration of an acquired business include, but are not limited to, the following:

- we may be unable to centralize and consolidate our financial, operational and administrative functions with those of the businesses we acquire;
- our management's attention may be diverted from other business concerns;
- we may be unable to retain and motivate key employees of an acquired company;
- litigation, indemnification claims and other unforeseen claims and liabilities may arise from the acquisition or operation of acquired businesses;
- the costs necessary to complete integration may exceed our expectations or outweigh some of the intended benefits of the transactions we complete;
- we may be unable to maintain the patients or goodwill of an acquired business; and
- the costs necessary to improve the operating systems and services of an acquired business may exceed our expectations.

Risks related to our industry

Recently enacted health care reform, including The Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act of 2010, could have a material adverse effect on our business.

The federal government has enacted significant reforms to the U.S. health care system. In March 2010, the President signed into law The Patient Protection and Affordable Care Act, and The Health Care and Education Reconciliation Act of 2010. The provisions of these new laws include, among other things, limiting Medicare Advantage payment rates. While there is considerable uncertainty of the financial impact of these reforms, the lowering of future Medicare Advantage payment rates as well as other provisions of these new laws may have a material adverse effect on our business, results of operations, financial position and cash flows.

A decrease to our Medicare capitation payments may have a material adverse effect on our results of operations, financial position and cash flows.

CMS recently announced that it will reduce Medicare Advantage premiums effective January 2011. Based on information received from our HMO affiliates and CMS, we believe that the capitation payments we receive under our percentage of premium arrangements with our HMO affiliates for our Medicare Advantage patients will decrease by approximately 2% effective January 1, 2011 without taking into account any adjustments resulting from changes in Medicare risk adjustment scores. Presently, we do not know whether our HMO affiliates will take any action to mitigate the effect of the Medicare Advantage premium reduction, such as reducing plan benefits that will become effective January 1, 2011. We will, however, seek to improve medical claims expense management and pursue other cost reduction strategies in an effort to mitigate the effects of the Medicare Advantage premium reduction. There is no assurance that our Medicare capitation payments will decrease by this amount or that our cost reduction strategies will mitigate the Medicare Advantage premium reduction. Failure to mitigate the effects of the Medicare Advantage premium reduction may have a material adverse effect on our results of operations, financial position and cash flows.

We are subject to government regulation.

Our primary business is regulated by the federal government and the State of Florida. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers rather than our shareholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our contracts, regulate how we do business, what services we offer, and how we interact with our patients, other providers and the public. We are subject to various governmental reviews, audits and investigations to verify our compliance with our contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- forfeiture of amounts we have been paid;
- imposition of civil or criminal penalties, fines or other sanctions on us;
- loss of our right to participate in government-sponsored programs, including Medicare and Medicaid;
- damage to our reputation in various markets;
- increased difficulty in hiring or retaining qualified medical personnel or marketing our products and services; and
- loss of one or more of our licenses to provide health care services.

Any of these events could reduce our revenues and profitability and otherwise adversely affect our operating results.

The health care industry is subject to continued scrutiny.

The health care industry, generally, and HMOs specifically, have been the subject of increased government and public scrutiny in recent years, which has focused on the appropriateness of the care provided, referral and marketing practices and other matters. Increased media and public attention has focused on the outpatient services industry in particular as a result of allegations of fraudulent practices related to the nature and duration of patient treatments, illegal remuneration and certain marketing, admission and billing practices by certain health care providers. The alleged practices have been the subject of federal and state investigations, as well as other legal proceedings. There can be no assurance that we or our HMO affiliates will not be subject to federal or state review from time to time, and any such investigation could adversely impact our business or results of operations, even if we are not ultimately found to have violated the law.

Our insurance coverage may not be adequate, and rising insurance premiums could negatively affect our profitability.

We rely on insurance to protect us from many business risks, including, "stop loss" insurance. In most cases, as is the trend in the health care industry, as insurance policies expire, we may only be able to procure policies with narrower coverage, more exclusions and higher premiums. In some cases, coverage may not be available at any price. There can be no assurance that the insurance that we maintain and intend to maintain will be adequate, or that the cost of insurance and limitations in coverage will not adversely affect our business, financial position or results of operations.

Deficit spending and economic downturns could negatively impact our results of operations.

Adverse developments in the economy often result in decreases in the federal budget and associated changes in the federal government's spending priorities. We are presently in a period of deficit spending by the federal government, and those deficits are expected to continue for at least the next several years. Continued deficit spending by the federal government could lead to increased pressure to reduce governmentally funded programs such as Medicare and Medicaid. If governmental funding of the Medicare or Medicaid programs was reduced without a counterbalancing adjustment in the benefits offered to patients, our results of operations could be negatively impacted. In addition, decreases in state budgets and associated changes in state spending could negatively affect our profitability.

Many factors that increase health care costs are largely beyond our ability to control.

Increased utilization or unit cost, competition, government regulations and many other factors may, and often do, cause actual health care costs to increase and these cost increases can adversely impact our profitability. These factors may include, among other things:

- increased use of medical facilities and services, including prescription drugs and doctors' office visits;
- increased cost of such services;
- new benefits to patients added by the HMOs to their covered services, whether as a result of the Medicare Modernization Act or otherwise;
- changes or reductions of our utilization management functions such as preauthorization of services, concurrent review or requirements for physician referrals;
- catastrophes (including hurricanes), epidemics or terrorist attacks;
- the introduction of new or costly treatments, including new technologies;
- new government mandated benefits or other regulatory changes; and
- increases in the cost of "stop loss" or other insurance.

Many of these factors are beyond our ability to control or predict.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease approximately 9,800 square feet of corporate office space in Miami, Florida under a lease expiring in January 2015 with average annual lease payments of approximately $0.2 million.

Of the 18 medical centers that we operated as of June 30, 2010 located in Miami-Dade, Broward and Hillsborough Counties, Florida, five are leased from independent landlords, one is leased from a landlord affiliated with certain of the principal owners of the MDHC Companies, and ten are leased from Humana. The leases with Humana are tied to our managed care arrangement. We also own a facility in Hialeah, Florida, comprising approximately 49,000 square feet of medical office and administrative space and a 7,000 square foot medical facility in Homestead, Florida.

ITEM 3. LEGAL PROCEEDINGS

We are involved in legal proceedings incidental to our business that arise from time to time in the ordinary course of business including, but not limited to, claims related to the alleged malpractice of employed and contracted medical professionals, workers' compensation claims and other employee-related matters, and minor disputes with equipment lessors and other vendors. We record an accrual for claims related to legal proceedings, which includes amounts for insurance deductibles and projected exposure, based on our estimate of the ultimate outcome of such claims. We do not believe that the ultimate resolution of these matters will have a material adverse effect on our business, results of operations, financial condition, or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our business, results of operations, financial condition, cash flow, and prospects.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NYSE Amex, formerly the American Stock Exchange ("NYSE Amex"), under the symbol "CNU". The following table sets forth the high and low sale prices of our common stock as reported by the composite tape of NYSE Amex for each of the quarters indicated.

	HIGH	LOW
Fiscal Year 2010:		
Quarter Ended June 30, 2010	$ 4.25	$ 3.28
Quarter Ended March 31, 2010	5.25	3.66
Quarter Ended December 31, 2009	4.50	2.57
Quarter Ended September 30, 2009	3.29	2.31
Fiscal Year 2009		
Quarter Ended June 30, 2009	$ 2.55	$ 1.71
Quarter Ended March 31, 2009	2.12	1.57
Quarter Ended December 31, 2008	2.63	1.53
Quarter Ended September 30, 2008	2.67	2.06

As of the close of business on August 31, 2010, there were approximately 98 record holders of our common stock. We have not declared or paid dividends on our common stock and do not contemplate declaring or paying dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of June 30, 2010, with respect to all of our compensation plans under which equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by stockholders	5,849,334	$ 2.50	4,287,167
Equity compensation plans not approved by stockholders	–	–	–
	5,849,334		4,287,167

Performance Graph

Set forth below is a line graph comparing the cumulative total shareholder return on Continucare's common stock against the cumulative total return of the NYSE Amex Composite Index and the NASDAQ Health Services Index for the period from June 30, 2005 to June 30, 2010, based on a $100 investment.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Continucare Corporation, the NYSE Amex Composite Index
and the NASDAQ Health Services Index
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/05
6/06
6/07
6/08
6/09
6/10
Continucare Corporation
NYSE Amex Composite
NASDAQ Health Services

*$100 invested on 6/30/05 in stock or index, including reinvestment of dividends.
Fiscal year ending June 30.

	Cumulative Total Return					
	6/05	6/06	6/07	6/08	6/09	6/10
Continucare Corporation	100.00	120.41	126.12	95.10	95.10	136.73
NYSE Amex Composite	100.00	124.35	155.26	152.04	112.30	133.12
NASDAQ Health Services	100.00	115.51	144.32	141.83	134.71	171.20

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our Board of Directors approved a previously announced stock repurchase program to authorize the repurchase of 15,000,000 shares of our common stock. Any such repurchases will be made from time to time at the discretion of our management in the open market or in privately negotiated transactions subject to market conditions and other factors. We anticipate that any such repurchases of shares will be funded through cash from operations. The stock repurchase program was originally approved by the Board of Directors in February 2005. There is no expiration date specified for this program. During the three months ended June 30, 2010, we did not repurchase any shares of our common stock.

ITEM 6. SELECTED FINANCIAL DATA

Set forth below is our selected historical consolidated financial data as of and for Fiscal 2010, 2009, 2008, 2007 and 2006 that has been derived from our audited consolidated financial statements. The selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere herein.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	For the Year Ended June 30,				
	2010	2009	2008	2007	2006
Revenue	$ 310,791,463	$281,270,360	$254,440,048	$ 217,146,287	$ 132,990,912
Operating expenses:					
Medical services:					
Medical claims	208,857,229	199,167,856	181,097,183	161,153,828	97,781,447
Other direct costs	31,484,513	28,456,121	26,942,472	22,919,746	13,137,396
Total medical services	240,341,742	227,623,977	208,039,655	184,073,574	110,918,843
Administrative payroll and employee benefits	16,308,854	12,655,975	12,119,139	9,192,670	6,538,295
General and administrative	18,021,123	16,261,750	16,413,801	13,990,439	7,584,205
Total operating expenses	274,671,719	256,541,702	236,572,595	207,256,683	125,041,343
Income from operations	36,119,744	24,728,658	17,867,453	9,889,604	7,949,569
Other income (expense):					
Interest income	65,957	174,039	602,826	356,192	331,001
Interest expense	(116,041)	(21,255)	(67,898)	(49,746)	(12,870)
Income before income tax provision	36,069,660	24,881,442	18,402,381	10,196,050	8,267,700
Income tax provision	13,893,353	9,600,321	7,132,727	3,892,605	2,930,161
Net income	$ 22,176,307	$ 15,281,121	$ 11,269,654	$ 6,303,445	$ 5,337,539
Net income per common share:					
Basic	$ .37	$ .25	$ .16	$ .10	$ .11
Diluted	$ .36	$ .24	$ .16	$ .10	$ .10

CONSOLIDATED BALANCE SHEET DATA:

	As of June 30,				
	2010	2009	2008	2007	2006
Total assets	$ 153,865,592	$125,303,386	$118,490,304	$ 116,937,548	$ 41,994,347
Long-term obligations, including current portion	$ 326,309	$ 204,985	$ 196,379	$ 331,319	$ 195,819

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. We are primarily a provider of primary care physician services. Through our network of 18 medical centers, we provide primary care medical services on an outpatient basis. We also provide practice management services to IPAs. All of our medical centers and IPAs are located in Miami-Dade, Broward and Hillsborough Counties, Florida. As of June 30, 2010, we provided services to or for approximately 25,700 patients on a risk basis and approximately 9,000 patients on a limited or non-risk basis. Additionally, we also provided services to over 6,000 patients as of June 30, 2010 on a non-risk fee-for-service basis. In Fiscal 2010, approximately 90% and 7% of our revenue was generated by providing services to Medicare-eligible and Medicaid-eligible members, respectively, under risk agreements that require us to assume responsibility to provide and pay for all of our patients' medical needs in exchange for a capitated fee, typically a percentage of the premium received by an HMO from various payor sources.

In Fiscal 2010, we acquired two operators of sleep diagnostic centers for an aggregate total purchase price of $1.9 million. Through Seredor Corporation, a subsidiary established to conduct sleep service activities, we operate and manage sleep diagnostic centers in Florida, South Carolina, North Carolina, West Virginia, Virginia, Colorado and Ohio. The centers conduct sleep studies to determine whether patients suffer from sleep disorders and, if so, the severity of the condition. The clinical staff at the centers are expertly trained in sleep disorders and work with physicians, neurologists, respiratory therapists, and clinicians utilizing state-of-the-art equipment to effectively diagnose and treat patients.

Medicare and Medicaid Considerations

Substantially all of our revenue is generated by providing services to Medicare-eligible patients and Medicaid-eligible patients. The federal government has enacted significant reforms to the U.S. health care system which will have an impact on future revenues that we generate from our Medicare and Medicaid patients. In March 2010, the President signed into law The Patient Protection and Affordable Care Act, and The Health Care and Education Reconciliation Act of 2010. The provisions of these new laws include, among other things, limitations on Medicare Advantage payment rates and Medicaid coverage expansion to individuals with incomes under 133% of the poverty level beginning in 2014. Because there is considerable uncertainty regarding the financial impact of these reforms, we cannot currently predict the effect such reforms will have on our business. However, the lowering of future Medicare Advantage payment rates as well as other provisions of these new laws may have a material adverse effect on our business, results of operations, financial position and cash flows.

CMS recently announced that it will reduce Medicare Advantage premiums effective January 2011. Based on information received from our HMO affiliates and CMS, we believe that the capitation payments we receive under our percentage of premium arrangements with our HMO affiliates for our Medicare Advantage patients will decrease by approximately 2% effective January 1, 2011 without taking into account any adjustments resulting from changes in Medicare risk adjustment scores. Presently, we do not know whether our HMO affiliates will take any action to mitigate the effect of the Medicare Advantage premium reduction, such as reducing plan benefits that will become effective January 1, 2011. We will, however, seek to improve medical claims expense management and pursue other cost reduction strategies in an effort to mitigate the effects of the Medicare Advantage premium reduction. There is no assurance that our Medicare capitation payments will decrease by this amount or that our cost reduction strategies will mitigate the Medicare Advantage premium reduction. Failure to mitigate the effects of the Medicare Advantage premium reduction may have a material adverse effect on our results of operations, financial position and cash flows.

As a result of the Medicare Prescription Drug Plan, our HMO affiliates have established or expanded prescription drug benefit plans for their Medicare Advantage members. Under the terms of our risk arrangements, we are financially responsible for a substantial portion of the cost of the prescription drugs our patients receive, and, in exchange, our HMO affiliates have agreed to provide us with an additional per member capitated fee related to prescription drug coverage. However, there can be no assurance that the additional fee that we receive will be sufficient to reimburse us for the additional costs that we may incur under the new Medicare Prescription Drug Plan.

In addition, the premiums our HMO affiliates receive from CMS for their Medicare Prescription Drug Plans is subject to periodic adjustment, positive or negative, based upon the application of risk corridors that compare their plans' revenues targeted in their bids to actual prescription drug costs. Variances exceeding certain thresholds may result in CMS making additional payments to the HMOs or require the HMOs to refund to CMS a portion of the payments they received. Our contracted HMO affiliates estimate and periodically adjust premium revenues related to the risk corridor payment adjustment, and a portion of the HMO's estimated premium revenue adjustment is allocated to us. As a result, the revenues recognized under our risk arrangements with our HMO affiliates are net of the portion of the estimated risk corridor adjustment allocated to us. The portion of any such risk corridor adjustment that the HMOs allocate to us may not directly correlate to the historical utilization patterns of our patients or the costs that we may incur in future periods. Our HMO affiliates allocated to us adjustments related to their risk corridor payments which had the effect of reducing our operating income by approximately $0.4 million, $0.2 million and $3.1 million during Fiscal 2010, 2009 and 2008, respectively.

The Medicare Prescription Drug Plan has also been subject to significant public criticism and controversy, and members of Congress have discussed possible changes to the program as well as ways to reduce the program's cost to the federal government. We cannot predict what impact, if any, these developments may have on the Medicare Prescription Drug Plan or on our future financial results.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements and accompanying notes, which have been prepared in accordance with accounting principles generally accepted in the

United States of America. The preparation of these financial statements and accompanying notes requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Certain of the amounts recorded on our financial statements could change materially under different, yet still reasonable, estimates and assumptions. We base our estimates and assumptions on historical experience, knowledge of current events and expectations of future events, and we continuously evaluate and update our estimates and assumptions. However, our estimates and assumptions may ultimately prove to be incorrect or incomplete and, as a result, our actual results may differ materially from those previously reported. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Under our risk contracts with HMOs, we receive a percentage of premium or other capitated fee for each patient that chooses one of our physicians as their primary care physician. Revenue under these agreements is generally recorded in the period we assume responsibility to provide services at the rates then in effect as determined by the respective contract. As part of the Medicare Advantage program, CMS periodically recomputes the premiums to be paid to the HMOs based on updated health status of participants and updated demographic factors. In addition, the premiums paid to the HMOs are subject to periodic adjustment based on CMS's risk corridor adjustment methodology related to the Medicare Prescription Drug Plan. We record adjustments to revenue at the time that the information necessary to make the determination of the adjustment is received from the HMO or the applicable government body and it is determined that the collectibility of such adjustments is reasonably assured or the likelihood of repayment is probable. The net effect of these premium adjustments included in revenue were favorable retroactive Medicare adjustments of $0.4 million and $0.9 million for Fiscal 2010 and 2009, respectively, and an unfavorable retroactive Medicare adjustment of $0.3 million for Fiscal 2008.

Under our risk agreements, we assume responsibility for the cost of all medical services provided to the patient, even those we do not provide directly, in exchange for a percentage of premium or other capitated fee. To the extent that patients require more frequent or expensive care, our revenue under a contract may be insufficient to cover the costs of care provided. When it is probable that expected future health care costs and maintenance costs under a contract or group of existing contracts will exceed anticipated capitated revenue on those contracts, we recognize losses on our prepaid health care services with HMOs. No contracts were considered loss contracts at June 30, 2010 because we have the right to terminate unprofitable physicians and close unprofitable centers under our managed care contracts.

Under our limited risk and non-risk contracts with HMOs, we receive a capitation fee or management fee based on the number of patients for which we are providing services on a monthly basis. Under our limited risk contracts, we also receive a percentage of the surplus generated as determined by the respective contract. The fees and our portion of the surplus generated under these arrangements are recorded as revenue in the period in which services are provided as determined by the respective contract.

Payments under both our risk contracts and our non-risk contracts (for both the Medicare Advantage program as well as Medicaid) are also subject to reconciliation based upon historical patient enrollment data. We record any adjustments to this revenue at the time that the information necessary to make the determination of the adjustment is received from the HMO or the applicable governmental body.

Medical Claims Expense Recognition

The cost of health care services provided or contracted for is accrued in the period in which the services are provided. This cost includes our estimate of the related liability for medical claims incurred in the period but not yet reported, or IBNR. The liability for IBNR is presented in the balance sheet netted against amounts due from HMOs. Changes in this estimate can materially affect, either favorably or unfavorably, our results from operations and overall financial position.

We develop our estimate of IBNR primarily based on historical claims incurred per member per month. We adjust our estimate if we have unusually high or low inpatient utilization or if benefit changes provided under the HMO plans are expected to significantly increase or reduce our claims exposure. We also make adjustments for differences between the estimated claims expense recorded in prior months and actual claims expense as claims are paid by the HMO and reported to us. We use an actuarial analysis as an additional tool to further corroborate our estimate of IBNR.

As medical claims are settled, actual amounts paid for claims incurred in prior periods vary from previously estimated liabilities. During Fiscal 2010, amounts paid related to claims incurred in prior fiscal years were $1.0 million lower than the related liability for IBNR recorded as of June 30, 2009 resulting in a corresponding favorable adjustment to medical claims expense in Fiscal 2010. This difference represents 0.5% of medical claims expense recorded in Fiscal 2010.

During Fiscal 2009, amounts paid related to claims incurred in prior fiscal years were $0.3 million higher than the related liability for IBNR recorded as of June 30, 2008 resulting in a corresponding unfavorable adjustment to medical claims expense in Fiscal 2009. This difference represents 0.1% of medical claims expense recorded in Fiscal 2009.

During Fiscal 2008, amounts paid related to claims incurred in prior fiscal years were $3.6 million lower than the related liability for IBNR recorded as of June 30, 2007 resulting in a corresponding favorable adjustment to medical claims expense in Fiscal 2008. This adjustment was primarily due to the favorable resolution with the HMOs of certain contested claims for which the realization of such amounts was not probable until received. Moreover, prior to the receipt of such amounts, the Company lacked sufficient historical information on which to make a reasonably reliable estimate. The favorable adjustment represents 2.0% of medical claims expense recorded in Fiscal 2008.

Based on our analysis as of June 30, 2010, we recorded a liability of $23.4 million for IBNR which was relatively unchanged from the liability of $23.7 million recorded as of June 30, 2009. The liability of $23.7 million recorded as of June 30, 2009 was relatively unchanged from the liability of $23.9 million recorded as of June 30, 2008.

Consideration of Impairment Related to Goodwill and Other Intangible Assets

Our balance sheet includes intangible assets, including goodwill and other separately identifiable intangible assets, of approximately $78.3 million, which represented approximately 51% of our total assets at June 30, 2010. The most significant component of the intangible assets consists of the intangible assets recorded in connection with the acquisition of the MDHC Companies. The purchase price, including acquisition costs, of approximately $66.2 million was allocated to the estimated fair value of acquired tangible assets of $13.9 million, identifiable intangible assets of $8.7 million and assumed liabilities of $15.3 million, resulting in goodwill totaling $58.9 million.

We do not amortize goodwill and intangible assets with indefinite useful lives. We review such assets for impairment on an annual basis or more frequently if certain indicators of impairment arise. We amortize intangible assets with definite useful lives over their respective useful lives to their estimated residual values and also review for impairment annually, or more frequently if certain indicators of impairment arise. Indicators of an impairment include, among other things, a significant adverse change in legal factors or the business climate, the loss of a key HMO contract, an adverse action by a regulator, unanticipated competition, and the loss of key personnel or allocation of goodwill to a portion of business that is to be sold.

The goodwill impairment test requires the allocation of goodwill and all other assets and liabilities to reporting units. We have determined that we have two reporting units: Provider Services and Sleep Services. Our goodwill impairment reviews are determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, or book value, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. We completed our annual impairment test as of May 1, 2010, and determined that no impairment existed. In addition, no indicators of impairment were noted and accordingly, no impairment charges were required at June 30, 2010. Should we later determine that an indicator of impairment exists, we would be required to perform an additional impairment test.

Realization of Deferred Income Tax Assets

We recognize deferred income tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. We evaluate the realizability of the deferred income tax assets and reduce such assets by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

As part of the process of preparing our consolidated financial statements, we estimate our income taxes based on our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. We also recognize as deferred income tax assets the future tax benefits from net operating loss carryforwards. We evaluate the realizability of these deferred income tax assets by assessing their valuation allowances and by adjusting the amount of such allowances, if necessary. Among the factors used to assess the likelihood of realization are our projections of future taxable income streams, the expected timing of the reversals of existing temporary differences, and the impact of tax planning strategies that could be implemented to avoid the potential loss of future tax benefits. However, changes in tax codes, statutory tax rates or future taxable income levels could materially impact our valuation of income tax accruals and assets and could cause our provision for income taxes to vary significantly from period to period. At June 30, 2010, we had deferred income tax liabilities in excess of deferred income tax assets of approximately $4.2 million.

Stock-Based Payment

We recognize compensation costs in our financial statements related to our stock-based payment transactions over the period services are rendered according to the fair value of the stock-based awards issued.

We have elected to calculate the fair value of our employee stock options using the Black-Scholes option pricing model. Using this model we calculated the fair value for employee stock options granted during Fiscal 2010 and 2009 based on the following assumptions: risk-free interest rate ranging from 0.73% to 3.05% and 0.66% to 3.19%, respectively; dividend yield of 0%; weighted-average volatility factor of the expected market price of our common stock of 60.4% and 58.6%, respectively, and weighted-average expected life of the options ranging from 2 to 7 years depending on the vesting provisions of each option. The fair value for employee stock options granted during Fiscal 2008 was calculated based on the following assumptions: risk-free interest rate ranging from 1.61% to 4.22%; dividend yield of 0%; volatility factor of the expected market price of our common stock of 59.5%; and weighted-average expected life of the option ranging from 2 to 6 years depending on the vesting provisions of each option. The expected life of the options is based on the historical exercise behavior of our employees. The expected volatility factor is based on the historical volatility of the market price of our common stock as adjusted for certain events that management deemed to be non-recurring and non-indicative of future events.

We recognized share-based compensation cost of $1.4 million, $1.2 million and $1.3 million, respectively, for Fiscal 2010, 2009 and 2008. For Fiscal 2010 and 2009, we recognized excess tax benefits resulting from the exercise of stock options of approximately $1.4 million and $0.1 million, respectively. For Fiscal 2008, we did not recognize any excess tax benefits resulting from the exercise of stock options. As of June 30, 2010, there was $1.2 million of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a weighted average period of 2 years.

Because our stock options have characteristics significantly different from traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, it is possible that existing models may not necessarily provide a reliable measure of the fair value of our employee stock options. We selected the Black-Scholes model based on our experience with it, its wide use by issuers comparable to us, and our review of alternate option valuation models.

The effect of applying the fair value method of accounting for stock options on reported net income for any period may not be representative of the effects for future periods because our outstanding options typically vest over a period of several years and additional awards may be made in future periods.

Results of Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of total revenue.

	Year ended June 30,		
	2010	**2009**	**2008**
Revenue	100.0%	100.0%	100.0%
Operating expenses:			
Medical services:			
Medical claims	67.2	70.8	71.2
Other direct costs	10.1	10.1	10.6
Total medical services	77.3	80.9	81.8
Administrative payroll and employee benefits	5.3	4.5	4.7
General and administrative	5.8	5.8	6.5
Total operating expenses	88.4	91.2	93.0
Income from operations	11.6	8.8	7.0
Other income (expense):			
Interest income	–	–	0.2
Income before income tax provision	11.6	8.8	7.2
Income tax provision	4.5	3.4	2.8
Net income	7.1%	5.4%	4.4%

COMPARISON OF FISCAL YEAR ENDED JUNE 30, 2010 TO FISCAL YEAR ENDED JUNE 30, 2009

Revenue

Revenue increased by $29.5 million, or 10.5%, to $310.8 million for Fiscal 2010 from $281.3 million for Fiscal 2009 due primarily to increases in our Medicare revenue.

The most significant component of our revenue is the revenue we generate from Medicare patients under risk arrangements which increased by $24.2 million, or 9.5%, during Fiscal 2010. During Fiscal 2010, revenue generated by our Medicare risk arrangements increased approximately 12.2% on a per patient per month basis and Medicare patient months decreased by approximately 2.4% over Fiscal 2009. The increase in the per member per month Medicare revenue was primarily due to a rate increase in Medicare premiums and an increase in premiums resulting from the Medicare risk adjustment program. The decrease in Medicare patient months was primarily due to the termination of at risk management services related to certain IPA practices.

Effective January 1, 2010, the capitation payments we receive under our percentage of premium arrangements with our HMO affiliates for our Medicare Advantage patients decreased by approximately 5% before taking into account any premium adjustments resulting from changes in Medicare risk adjustment scores. After taking into account our premium adjustments resulting from changes in Medicare risk adjustment scores, revenue generated by our Medicare risk arrangements increased approximately 6.8% on a per patient per month basis for the six-month period ended June 30, 2010.

Based on information received from our HMO affiliates and CMS, we believe that the capitation payments we receive under our percentage of premium arrangements with our HMO affiliates for our Medicare Advantage patients will decrease by approximately 2% effective January 1, 2011 before taking into account any adjustments resulting from changes in Medicare risk adjustment scores. Presently, we do not know whether our HMO affiliates will take any action to mitigate the effect of the Medicare Advantage premium reduction, such as reducing plan benefits that will become effective January 1, 2011. We will, however, seek to improve medical claims expense management and pursue other cost reduction strategies in an effort to mitigate the effects of the Medicare Advantage premium reduction. There is no assurance that our Medicare capitation payments will decrease by this amount or that our cost reduction strategies will mitigate the Medicare Advantage premium reduction. Failure to mitigate the effects of the Medicare Advantage premium reduction may have a material adverse effect on our results of operations, financial position and cash flows.

Under the Medicare risk adjustment program, the health status and demographic factors of Medicare Advantage participants are taken into account in determining premiums paid for each participant. CMS periodically recomputes the premiums to be paid to the HMOs based on the updated health status and demographic factors of the Medicare Advantage participants. In addition, the premiums paid to the HMOs for their Medicare Prescription Drug Plan are subject to periodic adjustment based upon CMS's risk corridor adjustment methodology. The net effect of these premium adjustments included in revenue for the three-month periods ended June 30, 2010 and 2009 were favorable retroactive Medicare adjustments of $0.5 million and $0.7 million, respectively, and for Fiscal 2010 and 2009 were favorable retroactive Medicare adjustments of $0.4 million and $0.9 million, respectively. Future Medicare risk adjustments may result in reductions of revenue depending on the future health status and demographic factors of our patients as well as the application of CMS's risk corridor methodology to the HMOs Medicare Prescription Drug Programs.

Revenue generated by our managed care entities under contracts with Humana, Vista and Wellcare accounted for approximately 72%, 20% and 6%, respectively, of our total revenue for Fiscal 2010. Revenue generated by our managed care entities under contracts with Humana, Vista and Wellcare accounted for approximately 72%, 18% and 8%, respectively, of our total revenue for Fiscal 2009.

Operating Expenses

Medical services expenses are comprised of medical claims expense and other direct costs related to the provision of medical services to our patients. Because our risk contracts with HMOs provide that we are financially responsible for the cost of substantially all medical services provided to our patients under those contracts, our medical claims expense includes the costs of prescription drugs these patients receive as well as medical services provided to patients by providers other than us. Other direct costs consist primarily of salaries, taxes and benefits of our health professionals providing primary care services including a portion of our share-based compensation cost, medical malpractice insurance costs, capitation payments to our IPA physicians and fees paid to independent contractors providing medical services to our patients.

Medical services expenses for Fiscal 2010 increased by $12.7 million, or 5.6%, to $240.3 million from $227.6 million for Fiscal 2009. Medical claims expense, which is the largest component of medical services expense, increased by $9.7 million, or 4.9%, to $208.9 million for Fiscal 2010 from $199.2 million for Fiscal 2009 primarily due to an increase in Medicare claims expense of $6.9 million, or 3.8%. The increase in Medicare claims expense resulted from a 6.4% increase in medical claims expense on a per patient per month basis, partially offset by a 2.4% decrease in Medicare patient months. The increase in Medicare per patient per month medical claims expense is primarily attributable to enhanced benefits offered by our HMO affiliates in 2009 and inflationary trends in the health care industry, partially offset by improved utilization outcomes.

As a percentage of revenue, medical services expenses decreased to 77.3% for Fiscal 2010 as compared to 80.9% for Fiscal 2009. Our claims loss ratio (medical claims expense as a percentage of revenue generated under risk arrangements) decreased to 68.8% for Fiscal 2010 from 72.0% for Fiscal 2009. These decreases were primarily due to an increase in Medicare revenue at a greater rate than the increase in Medicare claims expense on a per patient per month basis. HMOs, however, are under continuous competitive pressure to offer enhanced and possibly more expensive benefits to their Medicare Advantage members. The premiums CMS pays to HMOs for Medicare Advantage members are generally not increased as a result of those benefit enhancements. This could increase our claims loss ratio in future periods, which could reduce our profitability and cash flows.

Other direct costs increased by $3.0 million, or 10.6%, to $31.5 million for Fiscal 2010 from $28.5 million for Fiscal 2009. As a percentage of revenue, other direct costs remained relatively unchanged at 10.1% for Fiscal 2010 and 2009. The increase in the amount of other direct costs was primarily due to an increase in payroll expense and related benefits related to the operations of the sleep diagnostic centers that we acquired in Fiscal 2010.

Administrative payroll and employee benefits expenses increased by $3.6 million, or 28.9%, to $16.3 million for Fiscal 2010 from $12.7 million for Fiscal 2009. As a percentage of revenue, administrative payroll and employee benefits expenses increased to 5.3% for Fiscal 2010 from 4.5% for Fiscal 2009. The increase in administrative payroll and employee benefits expenses was primarily due to increases in personnel, annual salary increases and increases in incentive plan accruals related to our earnings in Fiscal 2010.

General and administrative expenses increased by $1.7 million, or 10.8%, to $18.0 million for Fiscal 2010 from $16.3 million for Fiscal 2009. As a percentage of revenue, general and administrative expenses remained relatively unchanged at 5.8% for Fiscal 2010 and 2009. The increase in general and administrative expenses was primarily due to expenses related to the operations of the sleep diagnostic centers that we acquired in Fiscal 2010.

Income from Operations

Income from operations for Fiscal 2010 increased by $11.4 million, or 46.1%, to $36.1 million from $24.7 million for Fiscal 2009.

Taxes

An income tax provision of $13.9 million and $9.6 million was recorded for Fiscal 2010 and 2009, respectively. The effective income tax rates remained relatively unchanged at 38.5% and 38.6% for Fiscal 2010 and 2009, respectively.

Net Income

Net income for Fiscal 2010 increased by $6.9 million, or 45.1%, to $22.2 million from $15.3 million for Fiscal 2009.

COMPARISON OF FISCAL YEAR ENDED JUNE 30, 2009 TO FISCAL YEAR ENDED JUNE 30, 2008

Revenue

Revenue increased by $26.9 million, or 10.5%, to $281.3 million for Fiscal 2009 from $254.4 million for Fiscal 2008 due primarily to increases in our Medicare revenue.

The most significant component of our revenue is the revenue we generate from Medicare patients under risk arrangements which increased by $28.7 million, or 12.7%, during Fiscal 2009. During Fiscal 2009, revenue generated by our Medicare risk arrangements increased approximately 13.9% on a per patient per month basis and Medicare patient months decreased by approximately 1.1% over Fiscal 2008. The increase in the per member per month Medicare revenue was primarily due to a rate increase in Medicare premiums and an increase in premiums resulting from the Medicare risk adjustment program. The decrease in Medicare patient months was primarily due to the termination of management services related to certain IPA practices. The increase in Medicare revenue was partially offset by a $2.8 million decrease in revenue generated by our Medicaid patients due primarily to a decrease in Medicaid patient months.

Included in revenue for the three-month periods ended June 30, 2009 and 2008 were favorable retroactive Medicare adjustments related to Medicare premiums and risk corridor adjustments of $0.7 million and $1.0 million, respectively, and for Fiscal 2009 and 2008 were favorable retroactive Medicare adjustments of $0.9 million and unfavorable retroactive Medicare adjustments of $0.3 million, respectively. Future Medicare risk adjustments may result in reductions of revenue depending on the future health status and demographic factors of our patients as well as the application of CMS's risk corridor methodology to the HMOs Medicare Prescription Drug Programs.

Revenue generated by our managed care entities under contracts with Humana, Vista and Wellcare accounted for approximately 72%, 18% and 8%, respectively, of our total revenue for Fiscal 2009. Revenue generated by our managed care entities under contracts with Humana, Vista and Wellcare accounted for approximately 72%, 19% and 8%, respectively, of our total revenue for Fiscal 2008.

Operating Expenses

Medical services expenses for Fiscal 2009 increased by $19.6 million, or 9.4%, to $227.6 million from $208.0 million for Fiscal 2008. Medical claims expense, which is the largest component of medical services expense, increased by $18.1 million, or 10.0%, to $199.2 million for Fiscal 2009 from $181.1 million for Fiscal 2008 primarily due to an increase in Medicare claims expense of $18.3 million, or 11.2%. The increase in Medicare claims expense resulted from a 12.4% increase in medical claims expense on a per patient per month basis, partially offset by a 1.1% decrease in Medicare patient months. The increase in Medicare per patient per month medical claims expense is primarily attributable to enhanced benefits offered by our HMO affiliates and inflationary trends in the health care industry.

As a percentage of revenue, medical services expenses decreased to 80.9% for Fiscal 2009 as compared to 81.8% for Fiscal 2008. Our claims loss ratio (medical claims expense as a percentage of revenue generated under risk arrangements) decreased to 72.0% for Fiscal 2009 from 72.2% for Fiscal 2008. These decreases were primarily due to an increase in Medicare revenue at a greater rate than the increase in Medicare claims expense on a per patient per month basis.

Other direct costs increased by $1.6 million, or 5.6%, to $28.5 million for Fiscal 2009 from $26.9 million for Fiscal 2008. As a percentage of revenue, other direct costs decreased to 10.1% for Fiscal 2009 from 10.6% for Fiscal 2008. The increase in the amount of other direct costs was primarily due to an increase in payroll expense and related benefits for physicians and medical support personnel at our medical centers.

Administrative payroll and employee benefits expenses increased by $0.6 million, or 4.4%, to $12.7 million for Fiscal 2009 from $12.1 million for Fiscal 2008. As a percentage of revenue, administrative payroll and employee benefits expenses decreased to 4.5% for Fiscal 2009 from 4.7% for Fiscal 2008. The increase in administrative payroll and employee benefits expenses was primarily due to an increase in salaries.

General and administrative expenses remained relatively unchanged at $16.3 million and $16.4 million for Fiscal 2009 and 2008, respectively. As a percentage of revenue, general and administrative expenses decreased to 5.8% for Fiscal 2009 from 6.5% for Fiscal 2008.

Income from Operations

Income from operations for Fiscal 2009 increased by $6.8 million, or 38.4%, to $24.7 million from $17.9 million for Fiscal 2008.

Taxes

An income tax provision of $9.6 million and $7.1 million was recorded for Fiscal 2009 and 2008, respectively. The effective income tax rates remained relatively unchanged at 38.6% and 38.8% for Fiscal 2009 and 2008, respectively.

Net Income

Net income for Fiscal 2009 increased by $4.0 million, or 35.6%, to $15.3 million from $11.3 million for Fiscal 2008.

Liquidity and Capital Resources

At June 30, 2010, working capital was $49.5 million, an increase of $24.0 million from $25.5 million at June 30, 2009. Cash and cash equivalents increased by $23.6 million to $37.5 million at June 30, 2010 compared to $13.9 million at June 30, 2009. The increases in working capital and cash and cash equivalents at June 30, 2010 as compared to June 30, 2009 was primarily due to net income of $22.2 million for Fiscal 2010. In August 2010, we collected approximately $5.1 million of Medicare premium adjustments which were included in amounts due from HMOs at June 30, 2010. At August 31, 2010, our cash and cash equivalents increased to approximately $43.0 million.

Net cash of $27.0 million was provided by operating activities during Fiscal 2010 compared to $17.6 million in Fiscal 2009 and $15.2 million in Fiscal 2008. The $9.4 million increase in cash provided by operating activities for Fiscal 2010 compared to Fiscal 2009 was primarily due to an increase in net income of $6.9 million and an increase in accrued expenses and other current liabilities of $3.3 million relating primarily to incentive plan accruals. The $2.4 million increase in cash provided by operating activities for Fiscal 2009 compared to Fiscal 2008 was primarily due to an increase in net income of $4.0 million, partially offset by net increases in amounts due from HMOs of $0.7 million and prepaid expenses and other current assets of $0.8 million.

Net cash of $4.3 million was used for investing activities in Fiscal 2010 compared to $3.1 million in Fiscal 2009 and $1.0 million in Fiscal 2008. The $1.2 million increase in net cash used for investing activities for Fiscal 2010 primarily related to the net cash used of $1.5 million for the acquisition of sleep diagnostic centers. The $2.1 million increase in net cash used for investing activities for Fiscal 2009 compared to Fiscal 2008 primarily related to an increase in cash used for leasehold improvements.

Net cash of $1.0 million was provided by financing activities in Fiscal 2010 compared to net cash used of $10.6 million in Fiscal 2009 and $11.6 million in Fiscal 2008. The $11.6 million increase in cash provided by financing activities for Fiscal 2010 was primarily due to a $10.6 million net decrease in cash used for the repurchase our common stock. The $1.0 million decrease in cash used for financing activities for Fiscal 2009 compared to Fiscal 2008 was primarily due a $0.8 million net decrease in cash used to repurchase our common stock.

Pursuant to the terms under our managed care agreements with certain of our HMO affiliates, we posted irrevocable standby letters of credit amounting to $1.3 million to secure our payment obligations to those HMOs. We are required to maintain these letters of credit throughout the term of the managed care agreements.

On December 18, 2009, we entered into a credit facility agreement (the "Credit Facility") in order to renew and refinance our existing credit facilities. The Credit Facility consists of two revolving credit facilities totaling $10,000,000 with a maturity date of January 31, 2012. Interest on borrowings under the Credit Facility accrues at a per annum rate equal to the sum of 2.40% and the one-month LIBOR (0.35% at June 30, 2010), floating daily. The Credit Facility contains certain customary representations and warranties, and certain financial and other customary covenants including covenants requiring us, on a consolidated basis, to maintain an adjusted tangible net worth of at least $25 million and a fixed charge coverage ratio of not less than 1.50 to 1. Substantially all of our assets serve as collateral for the Credit Facility. At June 30, 2010, there was no outstanding principal balance on the Credit Facility. At June 30, 2010, we had letters of credit outstanding of $1.3 million which reduced the amount available for borrowing under the Credit Facility to $8.7 million. Under the Credit Facility, we are no longer required to use certificates of deposit as collateral for outstanding letters of credit.

Our Board of Directors approved a previously announced stock repurchase program to authorize the repurchase of 15,000,000 shares of our common stock. Any such repurchases will be made from time to time at the discretion of our management in the open market or in privately negotiated transactions subject to market conditions and other factors. We anticipate that any such repurchases of shares will be funded through cash from operations. We did not repurchase any shares of our common stock during Fiscal 2010. During Fiscal 2009 and 2008 we repurchased 5,419,004 shares and 5,330,533 shares, respectively, of our common stock for approximately $10.6 million and $11.5 million, respectively. As of August 31, 2010, we had repurchased a total of 11,907,004 shares of our common stock for approximately $25.0 million pursuant to this stock repurchase program.

We believe that we will be able to fund our capital commitments and our anticipated operating cash requirements for at least the next twelve months and satisfy any remaining obligations from our working capital, anticipated cash flows from operations and our Credit Facility.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2010, and have not entered into any transactions involving unconsolidated, limited purpose entities or commodity contracts.

Contractual Obligations

The following is a summary of our long-term debt, capital and operating lease obligations, and contractual obligations as of June 30, 2010:

	Payment due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital Lease Obligations (1)	$ 346,201	$ 188,838	$ 157,363	$ –	$ –
Operating Lease Obligations (1)	7,473,360	2,566,085	2,642,704	2,029,050	235,521
Total	$ 7,819,561	$ 2,754,923	$ 2,800,067	$ 2,029,050	$ 235,521

(1) The payments shown above for Capital Lease Obligations and Operating Lease Obligations reflect all payments due under the terms of the respective leases. See Note 4 to our Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K to reconcile the payments shown above to the capital lease obligations recorded in our Consolidated Balance Sheets.

FORWARD-LOOKING STATEMENTS

Our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Annual Report on Form 10-K, as well as other written or oral statements made from time to time by us or by our authorized executive officers on our behalf, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement and these risk factors in order to comply with such safe harbor provisions. You should note that our forward-looking statements speak only as of the date of this Annual Report on Form 10-K or when made and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that our shareholders and prospective investors should consider include, but are not limited to, the following:

- Our operations are dependent on three health maintenance organizations;
- Under our most important contracts we are responsible for the cost of medical services to our patients in return for a capitated fee;
- Our revenues will be affected by the Medicare Risk Adjustment program;
- If we are unable to manage medical benefits expense effectively, our profitability will likely be reduced;
- A failure to estimate incurred but not reported medical benefits expense accurately will affect our profitability;
- We compete with many health care providers for patients and HMO affiliations;
- We may not be able to successfully recruit or retain existing relationships with qualified physicians and medical professionals;
- Our business exposes us to the risk of medical malpractice lawsuits;
- We primarily operate in Florida;
- A significant portion of our voting power is concentrated;
- We are dependent on our executive officers and other key employees;
- We depend on the management information systems of our affiliated HMOs;
- We depend on our information processing systems;
- Volatility of our stock price could adversely affect you;
- A failure to successfully implement our business strategy could materially and adversely affect our operations and growth opportunities;
- Our intangible assets represent a substantial portion of our total assets;
- Competition for acquisition targets and acquisition financing and other factors may impede our ability to acquire other businesses and may inhibit our growth;
- Our acquisitions could result in integration difficulties, unexpected expenses, diversion of management's attention and other negative consequences;
- Recently enacted health care reform, including The Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act of 2010, could have a material adverse effect on our business;
- A decrease to our Medicare capitation payments may have a material adverse effect on our results of operations, financial position and cash flows;
- We are subject to government regulation;
- The health care industry is subject to continued scrutiny;
- Our insurance coverage may not be adequate, and rising insurance premiums could negatively affect our profitability;
- Deficit spending and economic downturns could negatively impact our results of operations; and
- Many factors that increase health care costs are largely beyond our ability to control.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At June 30, 2010, we held certificates of deposit and cash equivalent investments in high grade, short-term securities, which are not typically subject to material market risk. At June 30, 2010, we had capital lease obligations outstanding at fixed rates. For loans with fixed interest rates, a hypothetical 10% change in interest rates would have no material impact on our future earnings and cash flows related to these instruments and would have an immaterial impact on the fair value of these instruments. Our Credit Facility has a variable interest rate and is interest rate sensitive, however, we had no amount outstanding under the Credit Facility at June 30, 2010. We have no material risk associated with foreign currency exchange rates or commodity prices.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and independent registered public accounting firm's report thereon appear beginning on page F-2. See index to such consolidated financial statements and reports on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) or Rule 15d-15(e)) as of the end of the period covered by this Annual Report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2010, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our Chief Executive Officer's and Chief Financial Officer's conclusions regarding the effectiveness of our disclosure controls and procedures should be considered in light of the following limitations on the effectiveness of our disclosure controls and procedures, some of which pertain to most, if not all, business enterprises, and some of which arise as a result of the nature of our business. Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all errors or improper conduct. A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of improper conduct, if any, will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. Further, the design of any control system is based, in part, upon assumptions about the likelihood of future events, and there can be no assurance that any control system design will succeed in achieving its stated goals under all potential future conditions. Additionally, over time, controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. In addition, we depend on our HMO affiliates for certain financial and other information that we receive concerning the revenue and expenses that we earn and incur. Because our HMO affiliates generate that information for us, we have less control over the manner in which that information is generated.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules Rule 13a-15(f) or Rule 15d-15(f)). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2010. Ernst & Young LLP, our independent registered public accounting firm, which audited our financial statements included in this report, has issued an attestation report on our internal control over financial reporting. Their report is included herein.

Changes in Internal Control over Financial Reporting

Based on an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, there has been no change in our internal control over financial reporting during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Section 302 Certifications

Provided with this report are certifications of our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and the SEC's implementing regulations. This Item 9A contains the information concerning the evaluations referred to in those certifications, and you should read this information in conjunction with those certifications for a more complete understanding of the topics presented.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Continucare Corporation

We have audited Continucare Corporation's internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Continucare Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Continucare Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Continucare Corporation as of June 30, 2010 and 2009 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2010 and our report dated September 9, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
September 9, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 is incorporated by reference to our Proxy Statement for our Annual Meeting of Shareholders for the fiscal year ended June 30, 2010, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference to our Proxy Statement for our Annual Meeting of Shareholders for the fiscal year ended June 30, 2010, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated by reference to our Proxy Statement for our Annual Meeting of Shareholders for the fiscal year ended June 30, 2010, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference to our Proxy Statement for our Annual Meeting of Shareholders for the fiscal year ended June 30, 2010, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is incorporated by reference to our Proxy Statement for our Annual Meeting of Shareholders for the fiscal year ended June 30, 2010, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1)Financial Statements

Reference is made to the Index set forth on Page F-1 of this Annual Report on Form 10-K.

(a)(2)Financial Statement Schedules

All schedules have been omitted because they are inapplicable or the information is provided in the consolidated financial statements, including the notes hereto.

(a)(3)Exhibits

3.1 Restated Articles of Incorporation, as amended. (1)
3.2 Amended and Restated Bylaws. (2)
3.3 First Amendment to the Amended and Restated Bylaws. (3)
4.1 Form of certificate evidencing shares of Common Stock. (4)

4.2 Registration Rights Agreement, dated as of October 30, 1997, by and between Continucare Corporation and Loewenbaum & Company Incorporated. (5)

10.1 Continucare Corporation Amended and Restated 1995 Stock Option Plan.** (6)

10.2 Amended and Restated 2000 Stock Option Plan (as amended and restated on November 4, 2009). ** (7)

10.3 Form of Stock Option Agreement.**(8)

10.4 Physician Practice Management Participation Agreement between Continucare Medical Management, Inc., and Humana Medical Plan, Inc. entered into as of the 1st day of August, 1998. (9)

10.5 Amended and Restated Primary Care Provider Services dated November 12, 2004, by and between Vista Healthplan of South Florida, Inc., Vista Insurance Plan, Inc. and Continucare Medical Management, Inc. (10)

10.6 WCMA Loan and Security Agreement dated March 9, 2000 between Merrill Lynch Business Financial Services, Inc. and Continucare Corporation. (11)

10.7 Letter Agreement dated March 18, 2005 between Merrill Lynch Business Financial Services, Inc. and Continucare Corporation. (12)

10.8 Form of Promissory Note dated December 29, 2004. (13)

10.9 Letter Agreement between Continucare Corporation and Merrill Lynch Business Financial Services, Inc. regarding amendment and extension of Credit Facility. (14)

10.10 Asset Purchase Agreement, dated as of May 10, 2006, among Continucare Corporation, a Florida corporation, CNU Blue 1, Inc., a Florida corporation and a wholly-owned subsidiary of CNU, CNU Blue2, LLC, a Florida limited liability company and a wholly-owed subsidiary of Buyer, Miami Dade Health and Rehabilitation Services, Inc., a Florida corporation, Miami Dade Health Centers, Inc., a Florida corporation, West Gables Open MRI Services, Inc., a Florida corporation, Kent Management Systems, Inc., Pelu Properties, Inc., a Florida corporation, Peluca Investments, LLC, a Florida limited liability company owned by the Owners, and Miami Dade Health Centers One, Inc., a Florida corporation, MDHC Red, Inc., a Florida corporation, and each of the shareholders of each Seller identified therein. (15)

10.11 Integrated Delivery System Participation Agreement effective as of April 1, 1999 between MDHRS and Humana Medical Plan, Inc., as amended. (16)

10.12 Management Services Agreement dated as of September 1, 2004 between MDHC and Vista Healthplan, Inc., as amended. (17)

10.13 WCMA Reducing Revolver Loan and Security Agreement dated September 26, 2006, between Continucare MDHC LLC and Merrill Lynch Business Financial Services, Inc. (18)

10.14 WCMA Reducing Revolver Loan and Security Agreement dated September 26, 2006, between Continucare MDHC LLC and Merrill Lynch Business Financial Services, Inc. (19)

10.15 Amendment of Credit Facility dated September 26, 2006, between Continucare Corporation and Merrill Lynch Business Financial Services, Inc. (20)

10.16 Independent Practice Association Participation Agreement dated as of October 11, 2007 by and among Continucare Medical Management, Inc. and Humana Insurance Company, Humana Health Insurance Company of Florida, Inc., Humana Medical Plan, Inc. and their affiliates that underwrite or administer health plans. (21)

10.17 Independent Practice Association Participation Agreement dated as of October 11, 2007 by and among Continucare Medical Management, Inc. and Humana Insurance Company, Humana Health Insurance Company of Florida, Inc., Humana Medical Plan, Inc. and their affiliates that underwrite or administer health plans. (22)

10.18 Independent Practice Association Participation Agreement dated as of October 11, 2007 by and among Continucare Medical Management, Inc. and Humana Insurance Company, Humana Health Insurance Company of Florida, Inc., Humana Medical Plan, Inc. and their affiliates that underwrite or administer health plans. (23)

10.19 Credit Facility Agreement, dated as of December 18, 2009, among Continucare Corporation, as a Borrower, Continucare MDHC, LLC, as a Borrower, and Bank of America, N.A., as Bank. (24)

21.1 Subsidiaries of the Company.*

23.1 Consent of Independent Registered Public Accounting Firm. *

31.1 Section 302 Certification of Chief Executive Officer. *

31.2 Section 302 Certification of Chief Financial Officer. *

32.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

32.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

Documents incorporated by reference to the exhibit number indicated below to the following filings by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

(1) Exhibit 3.1 to the Post Effective Amendment No. 1 to the Registration Statement on SB-2 on Form S-3 Registration Statement filed on October 30, 1996.
(2) Exhibit 3.1 to the Form 8-K dated September 12, 2006, filed September 13, 2006.
(3) Exhibit 3.2 to the Form 8-K dated November 6, 2007, filed November 7, 2007.
(4) Exhibit 4.1 to the Post Effective Amendment No. 1 to the Registration Statement on SB-2 on Form S-3 Registration Statement filed on October 30, 1996.
(5) Exhibit 4.2 to the Form 8-K dated October 30, 1997, filed November 13, 1997.
(6) Schedule 14A dated December 26, 1997 and filed with the Commission on December 30, 1997.
(7) Exhibit 10.1 to the Form 8-K dated February 9, 2010, filed February 12, 2010.
(8) Exhibit 10.1 to the Form 10-Q for the quarterly period ended September 30, 2004.
(9) Exhibit 10.11 to the Form 10-K for the fiscal year ended June 30, 2000.
(10) Exhibit 10.1 to the Form 10-Q for the quarterly period ended December 31, 2004.
(11) Exhibit 4.1 to the Form 10-Q for the quarterly period ended March 31, 2000.
(12) Exhibit 10.1 to the Form 10-Q for the quarterly period ended March 31, 2005.
(13) Exhibit 10.1 to the Form 8-K dated December 30, 2004, filed January 5, 2005.
(14) Exhibit 10.1 to the Form 8-K dated March 8, 2006, filed on March 10, 2006.
(15) Exhibit 10.1 to the Form 8-K dated May 10, 2006, filed on May 11, 2006.
(16) Exhibit 10.1 to the Form 10-Q for the quarterly period ended September 30, 2006.
(17) Exhibit 10.2 to the Form 10-Q for the quarterly period ended September 30, 2006.
(18) Exhibit 10.3 to the Form 10-Q for the quarterly period ended September 30, 2006.
(19) Exhibit 10.4 to the Form 10-Q for the quarterly period ended September 30, 2006.
(20) Exhibit 10.5 to the Form 10-Q for the quarterly period ended September 30, 2006.
(21) Exhibit 10.1 to the Form 8-K dated October 11, 2007, filed on October 15, 2007.
(22) Exhibit 10.2 to the Form 8-K dated October 11, 2007, filed on October 15, 2007.
(23) Exhibit 10.3 to the Form 8-K dated October 11, 2007, filed on October 15, 2007.
(24) Exhibit 4.1 to the Form 8-K dated December 18, 2009, filed December 23, 2009.

* Filed herewith
** Management contract or compensatory plan or arrangement
*** Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINUCARE CORPORATION

By: /s/ Richard C. Pfenniger, Jr.
RICHARD C. PFENNIGER, JR.
Chairman of the Board, Chief Executive Officer and President
(Principal Executive Officer)

Dated: September 9, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Richard C. Pfenniger, Jr. Richard C. Pfenniger, Jr.	Chairman of the Board, Chief Executive Officer, President and Director (Principal Executive Officer)	September 9, 2010
/s/ Fernando L. Fernandez Fernando L. Fernandez	Senior Vice President – Finance, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	September 9, 2010
/s/ Robert J. Cresci Robert J. Cresci	Director	September 9, 2010
/s/ Neil Flanzraich Neil Flanzraich	Director	September 9, 2010
/s/ Phillip Frost, M.D. Phillip Frost, M.D.	Director	September 9, 2010
/s/ Jacob Nudel, M.D. Jacob Nudel, M.D.	Director	September 9, 2010
/s/ Marvin Sackner, M.D. Marvin Sackner, M.D.	Director	September 9, 2010
/s/ Jacqueline Simkin Jacqueline Simkin	Director	September 9, 2010
/s/ A. Marvin Strait A. Marvin Strait	Director	September 9, 2010

(This page intentionally left blank)

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Continucare Corporation

We have audited the accompanying consolidated balance sheets of Continucare Corporation as of June 30, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Continucare Corporation at June 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Continucare Corporation's internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 9, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
September 9, 2010

CONTINUCARE CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS	June 30, 2010	2009
Current assets:		
Cash and cash equivalents	$ 37,542,445	$ 13,895,823
Certificate of deposit	668,755	–
Due from HMOs, net of a liability for incurred but not reported medical claims expense of approximately $23,394,000 and $23,719,000 at June 30, 2010 and 2009, respectively	18,920,388	17,323,599
Prepaid expenses and other current assets	2,631,136	812,970
Deferred income tax assets	140,057	141,420
Total current assets	59,902,781	32,173,812
Certificates of deposit, restricted	–	1,233,653
Property and equipment, net	12,728,184	10,489,383
Goodwill	73,994,444	73,204,582
Intangible assets, net of accumulated amortization of approximately $4,705,000 and $3,406,000 at June 30, 2010 and 2009, respectively	4,296,507	5,253,666
Deferred income tax assets	2,830,929	2,795,588
Other assets, net	112,747	152,702
Total assets	$ 153,865,592	$ 125,303,386
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 810,376	$ 652,305
Accrued expenses and other current liabilities	9,041,162	4,455,675
Income taxes payable	590,673	1,575,511
Total current liabilities	10,442,211	6,683,491
Deferred income tax liabilities	7,145,507	6,435,732
Other liabilities	249,248	981,640
Total liabilities	17,836,966	14,100,863
Commitments and contingencies		
Shareholders' equity:		
Common stock, $0.0001 par value: 100,000,000 shares authorized; 60,504,012 shares issued and outstanding at June 30, 2010 and 59,391,049 shares issued and outstanding at June 30, 2009	6,050	5,939
Additional paid-in capital	107,860,204	105,210,519
Accumulated earnings	28,162,372	5,986,065
Total shareholders' equity	136,028,626	111,202,523
Total liabilities and shareholders' equity	$ 153,865,592	$ 125,303,386

The accompanying notes are an integral part of these consolidated financial statements.

CONTINUCARE CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended June 30,		
	2010	2009	2008
Revenue	$ 310,791,463	$ 281,270,360	$ 254,440,048
Operating expenses:			
Medical services:			
Medical claims	208,857,229	199,167,856	181,097,183
Other direct costs	31,484,513	28,456,121	26,942,472
Total medical services	240,341,742	227,623,977	208,039,655
Administrative payroll and employee benefits	16,308,854	12,655,975	12,119,139
General and administrative	18,021,123	16,261,750	16,413,801
Total operating expenses	274,671,719	256,541,702	236,572,595
Income from operations	36,119,744	24,728,658	17,867,453
Other income (expense):			
Interest income	65,957	174,039	602,826
Interest expense	(116,041)	(21,255)	(67,898)
Income before income tax provision	36,069,660	24,881,442	18,402,381
Income tax provision	13,893,353	9,600,321	7,132,727
Net income	$ 22,176,307	$ 15,281,121	$ 11,269,654
Net income per common share:			
Basic	$ .37	$ .25	$ .16
Diluted	$ .36	$ .24	$ .16
Weighted average common shares outstanding:			
Basic	59,777,789	61,405,620	68,862,836
Diluted	61,565,397	62,488,340	70,007,760

The accompanying notes are an integral part of these consolidated financial statements.

CONTINUCARE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Shareholders' Equity
	Shares	Amount			
Balance at June 30, 2007	70,043,086	$ 7,004	$124,616,091	$(20,564,710)	$104,058,385
Recognition of compensation expense related to issuance of stock options	–	–	1,332,786	–	1,332,786
Tax deficiency related to exercise of stock options	–	–	(1,776)	–	(1,776)
Issuance of stock upon exercise of stock options	83,750	9	64,366	–	64,375
Repurchase and retirement of common stock	(5,330,533)	(533)	(11,451,614)	–	(11,452,147)
Fees related to issuance of stock	–	–	(45,000)	–	(45,000)
Net income	–	–	–	11,269,654	11,269,654
Balance at June 30, 2008	64,796,303	6,480	114,514,853	(9,295,056)	105,226,277
Recognition of compensation expense related to issuance of stock options	–	–	1,163,472	–	1,163,472
Excess tax benefits related to exercise of stock options	–	–	116,593	–	116,593
Issuance of stock upon exercise of stock options	13,750	1	23,374	–	23,375
Repurchase and retirement of common stock	(5,419,004)	(542)	(10,607,773)	–	(10,608,315)
Net income	–	–	–	15,281,121	15,281,121
Balance at June 30, 2009	59,391,049	5,939	105,210,519	5,986,065	111,202,523
Recognition of compensation expense related to issuance of stock options	–	–	1,391,768	–	1,391,768
Excess tax benefits related to exercise of stock options	–	–	1,374,921	–	1,374,921
Issuance of stock upon exercise of stock options	1,112,963	111	1,417,176	–	1,417,287
Shares withheld in connection with exercise of stock options	–	–	(1,408,079)	–	(1,408,079)
Purchase of noncontrolling interest in sleep diagnostic centers	–	–	(126,101)	–	(126,101)
Net income	–	–	–	22,176,307	22,176,307
Balance at June 30, 2010	60,504,012	$ 6,050	$107,860,204	$ 28,162,372	$136,028,626

The accompanying notes are an integral part of these consolidated financial statements.

CONTINUCARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 22,176,307	$ 15,281,121	$ 11,269,654
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,895,621	2,303,327	2,507,535
Loss on impairment of fixed assets	96,000	–	171,515
Loss on disposal of fixed assets	18,668	65,760	–
Provision for bad debts	118,895	–	181,081
Compensation expense related to issuance of stock options	1,391,768	1,163,472	1,332,786
Excess tax benefits related to exercise of stock options	(1,374,921)	(116,593)	–
Deferred income tax expense	675,796	230,923	(198,598)
Changes in operating assets and liabilities:			
Due from HMOs, net	(1,596,789)	(1,997,816)	(1,251,657)
Prepaid expenses and other current assets	88,596	(104,129)	676,782
Other assets, net	56,365	42,735	(128,743)
Accounts payable	137,270	249,587	(605,151)
Accrued expenses and other current liabilities	3,270,660	(33,689)	145,851
Income taxes payable	(984,838)	549,398	1,131,324
Net cash provided by operating activities	26,969,398	17,634,096	15,232,379
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of certificates of deposit	(10,705)	(682,948)	(112,512)
Proceeds from maturities of certificates of deposit	575,603	723,442	15,000
Acquisition of sleep diagnostic centers, net of cash acquired	(1,507,858)	–	–
Purchase of property and equipment	(3,337,260)	(3,100,935)	(939,270)
Net cash used in investing activities	(4,280,220)	(3,060,441)	(1,036,782)
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal repayments under capital lease obligations	(300,584)	(115,225)	(113,249)
Repayment on long-term debt	–	–	(6,083)
Proceeds from exercise of stock options	1,417,287	23,375	64,375
Shares withheld in connection with exercise of stock options	(1,408,079)	–	–
Excess tax benefits related to exercise of stock options	1,374,921	116,593	–
Payment of fees related to issuance of stock	–	–	(45,000)
Purchase of noncontrolling interest in sleep diagnostic centers	(126,101)	–	–
Repurchase of common stock	–	(10,608,315)	(11,452,147)
Net cash provided by (used in) financing activities	957,444	(10,583,572)	(11,552,104)
Net increase in cash and cash equivalents	23,646,622	3,990,083	2,643,493
Cash and cash equivalents at beginning of fiscal year	13,895,823	9,905,740	7,262,247
Cash and cash equivalents at end of fiscal year	$ 37,542,445	$ 13,895,823	$ 9,905,740

CONTINUCARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For the Year Ended June 30,		
	2010	2009	2008
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING TRANSACTIONS:			
Purchase of equipment, furniture and fixtures with proceeds of capital lease obligations	$ 228,413	$ 123,831	$ 38,922
Retirement of treasury stock	$ –	$ 10,608,315	$ 11,452,147
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for taxes	$ 13,870,000	$ 8,820,000	$ 6,200,000
Cash paid for interest	$ 19,041	$ 16,255	$ 20,898

The accompanying notes are an integral part of these consolidated financial statements.

CONTINUCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

General

Continucare Corporation ("we", "us", "our", "Continucare" or the "Company"), is primarily a provider of primary care physician services on an outpatient basis in Florida. We provide medical services to patients through employee physicians, advanced registered nurse practitioners and physicians' assistants. Additionally, we provide medical management services to independent physician affiliates ("IPAs"). Also, through our subsidiary, Seredor Corporation, we operate sleep diagnostic centers in seven states. Substantially all of our revenue is derived from managed care agreements with three health maintenance organizations, Humana Medical Plans, Inc. ("Humana"), Vista Healthplan of South Florida, Inc. and its affiliated companies ("Vista"), and Wellcare Health Plans, Inc. and its affiliated companies ("Wellcare") (collectively, the "HMOs"). We were incorporated in 1996 as the successor to a Florida corporation formed earlier in 1996. All references to a "Fiscal" year refer to our fiscal year which ends June 30.

Business

In Fiscal 2010, we acquired two operators of sleep diagnostic centers for an aggregate total purchase price of $1.9 million. Accordingly, the revenues, expenses and results of operations of these sleep diagnostic centers have been included in our consolidated statements of income from the dates of acquisition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies followed by us is as follows:

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Accounting Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Because of the inherent uncertainties of this process, actual results could differ from those estimates. Such estimates include the recognition of revenue, the recoverability of intangible assets, the collectibility of receivables, the realization of deferred income tax assets and the accrual for incurred but not reported ("IBNR") claims.

Fair Value of Financial Instruments
Our financial instruments consist mainly of cash and cash equivalents, certificates of deposit, amounts due from HMOs, accounts payable, and capital lease obligations. The carrying amounts of our cash and cash equivalents, certificates of deposit, amounts due from HMOs, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments. At June 30, 2010 and 2009, the carrying value of our capital lease obligations approximate fair value based on the terms of the obligations.

Cash and Cash Equivalents
We define cash and cash equivalents as those highly-liquid investments purchased with maturities of three months or less from the date of purchase.

Certificates of Deposit
Certificates of deposit have original maturities of greater than three months. Included in the consolidated balance sheet as of June 30, 2010 is one certificate of deposit for approximately $0.7 million which exceeds the $250,000 Federal Deposit Insurance Corporation limit.

Due from HMOs
Under the terms of our contracts with our HMO affiliates, we have the right to offset amounts due to our HMO affiliates against amounts our respective HMO affiliates owe us and each of our HMO affiliates has a comparable right.

Our HMO affiliates process and pay medical claims and certain other costs on our behalf. Based on the terms of the contracts with our HMO affiliates, we receive a net payment from our HMO affiliates that is calculated by offsetting revenue earned with medical claims expense, which is calculated as claims paid on our behalf plus an amount reserved for claims incurred but not reported. Therefore, the amounts due from the HMOs are presented on the balance sheet net of an estimated liability for claims incurred but not reported, which is calculated based on historical data adjusted for payment patterns, cost trends, utilization of health care services and other relevant factors. In the event medical claims expense exceeds revenue, our HMO affiliates have the right to offset future payments owed to us by the amount of such deficit.

Property and Equipment
Equipment, furniture and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized over the underlying assets' useful lives or the term of the lease, whichever is shorter. The buildings and land purchased in connection with the acquisition of Miami Dade Health Centers, Inc. and its affiliated companies (collectively, the "MDHC Companies") were recorded at their estimated fair values as of the date of the acquisition. The buildings are depreciated using the straight-line method over their estimated useful lives which approximate forty years. Repairs and maintenance costs are expensed as incurred. Improvements and replacements are capitalized.

Goodwill and Other Intangible Assets
We do not amortize goodwill and intangible assets with indefinite useful lives. We review goodwill and intangible assets with indefinite useful lives annually for impairment, or more frequently if certain indicators arise. We amortize intangible assets with definite useful lives over their respective estimated useful lives to their estimated residual values and also review for impairment annually, or more frequently if certain indicators arise. Indicators of an impairment include, among other things, a significant adverse change in legal factors or the business climate, the loss of a key HMO contract, an adverse action by a regulator, unanticipated competition, loss of key personnel or allocation of goodwill to a portion of a business that is to be sold.

The goodwill impairment test requires the allocation of goodwill and all other assets and liabilities to reporting units. We have determined that we have two reporting units: Provider Services and Sleep Diagnostic Services. Our goodwill impairment reviews are determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, or book value, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. We perform the annual impairment test as of May 1st of each year. Should it later be determined that an indicator of impairment has occurred, we would be required to perform an additional impairment test. No impairment charges were required during the fiscal years ended June 30, 2010, 2009 or 2008.

Share-Based Payment
We recognize compensation costs in our financial statements related to our stock-based payment transactions over the period services are rendered according to the fair value of the stock-based awards issued.

Earnings Per Share
Basic earnings per share is computed by dividing net income or loss by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our earnings (see Note 6).

Revenue Recognition
We provide services to patients on either a capitated monthly fee arrangement with HMOs or under a fee for service arrangement. The percentage of total revenue relating to Humana approximated 72% for Fiscal 2010, 2009 and 2008. The percentage of total revenue relating to Vista approximated 20%, 18% and 19% for Fiscal 2010, 2009 and 2008, respectively. The percentage of total revenue relating to Wellcare approximated 6%, 8% and 8% for Fiscal 2010, 2009 and 2008, respectively.

Under our risk contracts with HMOs, we receive a percentage of premium or other capitated fee for each patient that chooses one of our physicians as their primary care physician. Revenue under these agreements is generally recorded in the period we assume responsibility to provide services at the rates then in effect as determined by the respective contract. As part of the Medicare Advantage program, CMS periodically recomputes the premiums to be paid to the HMOs based on updated health status of participants and updated demographic factors. In addition, the premiums paid to the HMOs are subject to periodic adjustment based on CMS's risk corridor adjustment methodology related to the Medicare Prescription Drug Plan. We record adjustments to revenue at the time that the information necessary to make the determination of the adjustment is received from the HMO or the applicable government body and it is determined that the collectibility of such adjustments is reasonably assured or the likelihood of repayment is probable. The net effect of these premium adjustments included in revenue were favorable retroactive Medicare adjustments of $0.4 million and $0.9 million for Fiscal 2010 and 2009, respectively, and an unfavorable retroactive Medicare adjustment of $0.3 million for Fiscal 2008.

Under our risk agreements, we assume responsibility for the cost of all medical services provided to the patient, even those we do not provide directly, in exchange for a percentage of premium or other capitated fee. To the extent that patients require more frequent or expensive care, our revenue under a contract may be insufficient to cover the costs of care provided. When it is probable that expected future health care costs and maintenance costs under a contract or group of existing contracts will exceed anticipated capitated revenue on those contracts, we recognize losses on our prepaid health care services with HMOs. No contracts were considered loss contracts at June 30, 2010 and June 30, 2009 because we have the right to terminate unprofitable physicians and close unprofitable centers under our managed care contracts.

Our HMO contracts have various expiration dates ranging from one to three years with automatic renewal terms. Upon negotiation of any of the HMO contracts, the expiration dates may be extended beyond the automatic renewal terms.

Under our limited risk and non-risk contracts with HMOs, we receive a capitation fee or management fee based on the number of patients for which we provide services on a monthly basis. Under our limited risk contracts, we also receive a percentage of the surplus generated as determined by the respective contract. The fees and our portion of the surplus generated under these arrangements are recorded as revenue in the period in which services are provided as determined by the respective contract.

Payments under both our risk contracts and our non-risk contracts (for both the Medicare Advantage program as well as Medicaid) are also subject to reconciliation based upon historical patient enrollment data. We record any adjustments to this revenue at the time that the information necessary to make the determination of the adjustment is received from the HMO or the applicable governmental body.

Medical Service Expense
We contract with or employ various health care providers to provide medical services to our patients. Primary care physicians are compensated on either a salary or capitation basis. For patients enrolled under risk managed care contracts, the cost of specialty services are paid on either a fee for service, per diem or capitation basis.

The cost of health care services provided or contracted for is accrued in the period in which the services are provided. This cost includes an estimate of the related liability for medical claims incurred but not yet reported that is primarily based on historical claims experience and current factors such as unusually high or low utilization and benefit changes provided under HMO plans. Estimates are adjusted as changes in these factors occur and such adjustments are reported in the period of determination. We use an actuarial analysis as an additional tool to further corroborate our estimate of the related liability for medical claims incurred but not yet reported.

Stop-loss Insurance
Our health care costs are limited through agreements with the HMOs. The HMOs charge us a per member per month fee that limits our health care costs for any individual patient. Health care costs in excess of annual limits are generally handled directly by the HMOs and we are not entitled to and do not receive any related insurance recoveries.

Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board adopted the Accounting Standards Codification which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. generally accepted accounting principles. This Standard is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of the Accounting Standards Codification did not have a material impact on our consolidated financial statements.

Other Comprehensive Income
We had no comprehensive income items other than net income for all years presented.

Subsequent Events
We evaluated subsequent events for recognition or disclosure through the time these financial statements were filed in this Annual Report on Form 10-K.

NOTE 3 – GOODWILL AND OTHER INTANGIBLE ASSETS

The most significant component of the goodwill and other intangible assets included in the accompanying consolidated balance sheets consists of the goodwill and other intangible assets recorded in connection with the acquisition of the MDHC Companies in October 2006. The purchase price, including acquisition costs, of approximately $66.2 million was allocated to the estimated fair value of acquired tangible assets of $13.9 million, identifiable intangible assets of $8.7 million and assumed liabilities of $15.3 million as of October 1, 2006, resulting in goodwill totaling $58.9 million. The identifiable intangible assets of $8.7 million consist of estimated fair values of $1.6 million assigned to the trade name, $6.2 million to customer relationships and $0.9 million to a noncompete agreement. The trade name was determined to have an estimated useful life of six years and the customer relationships and noncompete agreements were each determined to have estimated useful lives of eight and five years, respectively. The fair values of the customer relationships and other identifiable intangible assets are amortized over their estimated lives using the straight-line method. The weighted average amortization period for these identifiable intangible assets is 7.1 years. The customer relationships are non-contractual. The fair value of the identifiable intangible assets was determined, with the assistance of an outside valuation firm, based on standard valuation techniques.

The increase in goodwill of $0.8 million during Fiscal 2010 was related to the goodwill recorded in connection with the acquisition of two operators of sleep diagnostic centers.

Total amortization expense for identifiable intangible assets was $1.3 million, $1.3 million and $1.6 million for Fiscal 2010, 2009 and 2008, respectively. The estimated aggregate amortization expense for intangible assets as of June 30, 2010 will be approximately $1.3 million, $1.2 million, $0.9 million, $0.9 million, and $0 for each of the five succeeding fiscal years, respectively.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	June 30,		Estimated Useful Lives
	2010	2009	(in years)
Land	$ 1,919,746	$ 1,919,746	–
Building and improvements	5,328,851	4,754,375	40
Construction in progress	313,411	1,175,462	–
Vehicles	1,012,677	724,479	5
Furniture, fixtures and equipment	5,638,814	5,028,440	3-5
Furniture and equipment under capital lease	762,293	474,389	3-5
Leasehold improvements	2,920,223	1,160,692	5
	17,896,015	15,237,583	
Less accumulated depreciation and amortization	(5,167,831)	(4,748,200)	
	$ 12,728,184	$ 10,489,383	

Depreciation expense for the years ended June 30, 2010, 2009 and 2008 was approximately $1.6 million, $1.0 million and $0.9 million, respectively.

We entered into various noncancellable leases for certain furniture and equipment that are classified as capital leases. The leases are payable over three to five years at incremental borrowing rates ranging from 6% to 8% per annum. Accumulated amortization for assets recorded under capital lease agreements was approximately $0.5 million and $0.3 million at June 30, 2010 and 2009, respectively. Amortization of assets recorded under capital lease agreements was approximately $0.2 million, $0.1 million and $0.1 million for the years ended June 30, 2010, 2009 and 2008, respectively, and is included in depreciation expense for all years presented.

Future minimum lease payments under all capital leases are as follows:

For the year ending June 30,	
2011	$ 188,838
2012	103,584
2013	53,779
	346,201
Less amount representing imputed interest	19,892
Present value of obligations under capital lease	326,309
Less current portion	169,665
Long-term capital lease obligations	$ 156,644

The current and long-term portions of obligations under capital leases are classified within accrued expenses and other current liabilities and other liabilities, respectively, in the accompanying consolidated balance sheets.

NOTE 5 – DEBT

On December 18, 2009, we entered into a credit facility agreement (the "Credit Facility") in order to renew and refinance our existing credit facilities. The Credit Facility consists of two revolving credit facilities totaling $10,000,000 with a maturity date of January 31, 2012. Interest on borrowings under the Credit Facility accrues at a per annum rate equal to the sum of 2.40% and the one-month LIBOR (0.35% at June 30, 2010), floating daily. The Credit Facility contains certain customary representations and warranties, and certain financial and other customary covenants including covenants requiring us, on a consolidated basis, to maintain an adjusted tangible net worth of at least $25 million and a fixed charge coverage ratio of not less than 1.50 to 1. Substantially all of our assets serve as collateral for the Credit Facility. At June 30, 2010, there was no outstanding principal balance on the Credit Facility. At June 30, 2010, we had letters of credit outstanding of $1.3 million which reduced the amount available for borrowing under the Credit Facility to $8.7 million. Under the Credit Facility, we are no longer required to use certificates of deposit as collateral for outstanding letters of credit.

NOTE 6 – EARNINGS PER SHARE

A reconciliation of the denominator of the basic and diluted earnings per share computation is as follows:

	Year Ended June 30,		
	2010	2009	2008
Basic weighted average number of shares outstanding	59,777,789	61,405,620	68,862,836
Dilutive effect of stock options	1,787,608	1,082,720	1,144,924
Diluted weighted average number of shares outstanding	61,565,397	62,488,340	70,007,760
Not included in calculation of dilutive earnings per share as impact is antidilutive:			
Stock options outstanding	267,500	3,775,750	2,998,250

NOTE 7 - SHARE-BASED PAYMENT

The Amended and Restated Continucare Corporation 2000 Stock Incentive Plan (the "2000 Stock Incentive Plan"), which has been approved by our shareholders, permits the grant of stock options and restricted stock awards in respect of up to 13,000,000 shares of common stock to our employees, directors, independent contractors and consultants. On February 9, 2010, our shareholders approved an amendment and extension of the 2000 Stock Incentive Plan to increase the aggregate number of shares of common stock authorized for issuance pursuant to the 2000 Stock Incentive Plan from 9,000,000 to 13,000,000 and to extend the expiration date of the 2000 Stock Incentive Plan from 2010 to 2020. Under the terms of the 2000 Stock Incentive Plan, options are granted at the fair market value of the stock at the date of grant and expire no later than ten years after the date of grant. Options granted under the plan generally vest over four years, but the terms of the 2000 Stock Incentive Plan provide for accelerated vesting if there is a change in control of the Company. Historically, we have issued authorized but previously unissued shares of common stock upon option exercises. However, we do not have a policy regarding the issuance or repurchase of shares upon option exercise or the source of those shares. No restricted stock awards have been issued under the 2000 Stock Incentive Plan.

We recognize the cost relating to stock-based payment transactions in the financial statements over the period services are rendered according to the fair value of the stock-based awards issued.

We calculate the fair value for employee stock options using a Black-Scholes option pricing model at the time the stock options are granted and that amount is amortized over the vesting period of the stock options, which is generally up to four years. The fair value for employee stock options granted during Fiscal 2010 and 2009 was calculated based on the following assumptions: risk-free interest rate ranging from 0.73% to 3.05% and 0.66% to 3.19%, respectively; dividend yield of 0%; weighted-average volatility factor of the expected market price of our common stock of 60.4% and 58.6%, respectively; and weighted-average expected life of the options ranging from 2 to 7 years depending on the vesting provisions of each option. The fair value for employee stock options granted during Fiscal 2008 was calculated based on the following assumptions: risk-free interest rate ranging from 1.61% to 4.22%; dividend yield of 0%; volatility factor of the expected market price of our common stock of 59.5%; and weighted-average expected life of the option ranging from 2 to 6 years depending on the vesting provisions of each option. The expected life of the options is based on the historical exercise behavior of our employees. The expected volatility factor is based on the historical volatility of the market price of our common stock as adjusted for certain events that management deemed to be non-recurring and non-indicative of future events.

We recognized share-based compensation cost of $1.4 million, $1.2 million and $1.3 million for Fiscal 2010, 2009 and Fiscal 2008, respectively. For Fiscal 2010 and 2009, we recognized excess tax benefits resulting from the exercise of stock options of approximately $1.4 million and $0.1 million, respectively. For Fiscal 2008, we did not recognize any excess tax benefits resulting from the exercise of stock options. The excess tax benefits had a positive effect on cash flow from financing activities with a corresponding reduction in cash flow from operating activities in Fiscal 2010 and 2009 of $1.4 million and $0.1 million, respectively. During Fiscal 2010, 2009 and 2008, we issued 1,112,963 shares, 13,750 shares and 83,750 shares, respectively, of common stock resulting from the exercise of stock options.

The following table summarizes information related to our stock option activity for Fiscal 2010:

	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	6,296,304	$ 2.00
Granted	1,282,500	3.27
Exercised	(1,448,220)	0.98
Forfeited	(240,000)	2.51
Expired	(41,250)	2.49
Outstanding at end of the year	5,849,334	$ 2.50
Exercisable at end of the year	3,760,149	
Weighted average fair value per share of options granted during the year	$ 1.59	

The weighted average fair value per share of options granted during Fiscal 2009 and 2008 was $1.04 and $1.17, respectively.

The following table summarizes information about options outstanding and exercisable at June 30, 2010:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$0.69-$2.51	3,482,584	$2.14	6.0	2,581,649	$2.04	5.4
$2.59-$4.06	2,366,750	$3.04	7.5	1,178,500	$2.96	6.4

The total intrinsic value of options outstanding and options exercisable was $4.0 million at June 30, 2010. The total intrinsic value of options exercised during Fiscal 2010, 2009 and 2008 was approximately $4.4 million, $9,000 and $0.1 million, respectively. As of June 30, 2010, there was approximately $1.2 million of total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 2 years.

We had 10.1 million shares of common stock reserved for future issuance related to stock options at June 30, 2010.

NOTE 8 - INCOME TAXES

We recognize deferred income tax assets and liabilities based upon differences between the financial reporting and tax bases of assets and liabilities. We measure such assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

We recorded a liability for unrecognized tax benefits of approximately $0.9 million at June 30, 2010 and 2009 and included such liability in accrued expenses and other current liabilities at June 30, 2010 and in other long-term liabilities at June 30, 2009 on the accompanying consolidated balance sheets. The total amount of unrecognized tax benefits that if recognized would affect the effective tax rate is $1.0 million, which includes accrued interest and penalties of approximately $0.1 million at June 30, 2010 and 2009. We recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expense. It is reasonably possible that our unrecognized tax benefits may decrease by approximately $1.0 million within the next twelve months primarily as a result of the lapse of the applicable statute of limitations. We are no longer subject to tax examinations by tax authorities for fiscal years ended on or prior to June 30, 2006.

We recorded an income tax provision of $13.9 million, $9.6 million and $7.1 million for Fiscal 2010, 2009 and 2008, respectively. The income tax provision consisted of the following:

	Year Ended June 30,		
	2010	2009	2008
Current:			
Federal	$ 10,847,528	$ 8,199,853	$ 6,408,183
State	2,370,029	1,158,154	923,142
Total	13,217,557	9,358,007	7,331,325
Deferred:			
Federal	543,787	181,483	(171,415)
State	132,009	60,831	(27,183)
Total	675,796	242,314	(198,598)
Total income tax provision	$ 13,893,353	$ 9,600,321	$ 7,132,727

Deferred income taxes reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are as follows:

	June 30,		
	2010	2009	2008
Deferred income tax assets:			
Bad debt and notes receivable reserve	$ 17,023	$ –	$ 303,871
Other	56,873	75,573	110,062
Impairment charge	742,836	999,617	1,256,398
Share-based compensation	2,154,254	1,861,818	1,318,073
Deferred income tax assets	2,970,986	2,937,008	2,988,404
Deferred income tax liabilities:			
Depreciable/amortizable assets	(6,527,954)	(5,818,179)	(5,638,652)
Basis difference in tangible assets	(617,553)	(617,553)	(617,553)
Deferred income tax liabilities	(7,145,507)	(6,435,732)	(6,256,205)
Net deferred income tax liabilities	$(4,174,521)	$ (3,498,724)	$ (3,267,801)

After consideration of all the evidence, both positive and negative (including, among others, our projections of future taxable income and profitability in recent fiscal years), management determined that no valuation allowance was necessary at June 30, 2010, 2009 and 2008 to reduce the deferred income tax assets to the amount that will more likely than not be realized. At June 30, 2010, we did not have any net operating losses available for carryforward.

A reconciliation of the statutory federal income tax rate with our effective income tax rate for the years ended June 30, 2010, 2009 and 2008 is as follows:

	Year Ended June 30,		
	2010	2009	2008
Statutory federal rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	3.58	3.58	3.58
Goodwill and other non-deductible items	(0.06)	0.01	0.18
Effective tax rate	38.52%	38.59%	38.76%

NOTE 9 – SHARE REPURCHASE PROGRAM

Our Board of Directors approved a previously announced stock repurchase program to authorize the repurchase of 15,000,000 shares of our common stock. Any such repurchases will be made from time to time at the discretion of our management in the open market or in privately negotiated transactions subject to market conditions and other factors. As of August 31, 2010, we had repurchased 11,907,004 shares of our common stock for approximately $25.0 million.

NOTE 10 - EMPLOYEE BENEFIT PLAN

In January 1997, we adopted a tax qualified employee savings and retirement plan covering our eligible employees. The Continucare Corporation 401(k) Profit Sharing Plan (the "401(k) Plan") was most recently amended and restated in December 2008. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code (the "Code") and contains a feature described in Code Section 401(k) under which a participant may elect to have his or her compensation reduced by up to 75% (subject to IRS limits) and have that amount contributed to the 401(k) Plan. In October 2001, the Internal Revenue Service issued a favorable determination letter for the 401(k) Plan, and the latest amendment and restatement has been timely submitted to the Internal Revenue Service for a new favorable determination letter.

Under the 401(k) Plan, new employees who are at least 18 years of age are eligible to participate in the 401(k) Plan after 90 days of service. Eligible employees may elect to contribute to the 401(k) Plan up to a maximum amount of tax deferred contribution allowed by the Internal Revenue Code. We may, at our discretion, make a matching contribution and a non-elective contribution to the 401(k) Plan. There were no matching contributions for the years ended June 30, 2010, 2009 or 2008. Participants in the 401(k) Plan would not begin to vest in the employer contribution until the end of two years of service, with full vesting achieved after five years of service.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are involved in legal proceedings incidental to our business that arise from time to time in the ordinary course of business including, but not limited to, claims related to the alleged malpractice of employed and contracted medical professionals, workers' compensation claims and other employee-related matters, and minor disputes with equipment lessors and other vendors. We have recorded an accrual for claims related to legal proceedings, which includes amounts for insurance deductibles and projected exposure, based on management's estimate of the ultimate outcome of such claims. We do not believe that the ultimate resolution of these matters will have a material adverse effect on our business, results of operations, financial condition, or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our business, results of operations, financial condition, cash flow, and prospects.

Contingencies

CMS is performing audits of selected Medicare Advantage plans to validate the provider coding practices under the risk-adjustment methodology used to reimburse Medicare Advantage plans. These audits involve a review of a sample of medical records for the HMO contracts selected for audit. CMS has selected for audit several of the contracts of our HMO affiliates for the 2007 contract year and we expect that CMS will continue conducting such audits beyond the 2007 contract year. Due to the uncertainties principally related to CMS' audit payment adjustment methodology, we are unable to determine whether these audits would ultimately result in an unfavorable adjustment to us. Accordingly, we are unable to estimate the financial impact of such adjustment if one occurs as a result of these audits. Although the amount of the adjustment to us, if any, is not reasonably estimable at this time, such adjustment may have a material adverse effect on our results of operations, financial position, and cash flows.

Leases

We lease office space and equipment under various non-cancelable operating leases. Rent expense under such operating leases was approximately $2.9 million, $2.7 million and $2.8 million for the years ended June 30, 2010,

2009 and 2008, respectively. Future annual minimum payments under such leases as of June 30, 2010 are as follows:

For the fiscal year ending June 30,	
2011	$ 2,566,085
2012	1,466,525
2013	1,176,179
2014	1,101,967
2015 and thereafter	1,162,604
Total	$ 7,473,360

NOTE 12 – VALUATION AND QUALIFYING ACCOUNTS

Activity in our valuation and qualifying accounts consists of the following:

	Year ended June 30,		
	2010	**2009**	**2008**
Allowance for doubtful accounts related to accounts and other receivables:			
Balance at beginning of period	$ –	$ 783,741	$ 802,239
Provision for doubtful accounts	118,895	–	181,081
Write-offs of uncollectible accounts receivable	(74,766)	(783,741)	(199,579)
Balance at end of period	$ 44,129	$ –	$ 783,741

NOTE 13 – RELATED PARTY TRANSACTIONS

We became a party to a lease agreement for office space owned by Dr. Luis Cruz, a director of the Company through February 2010. For Fiscal 2010, 2009 and 2008, expenses related to this lease were approximately $0.4 million for each fiscal year. This lease is scheduled to terminate on December 31, 2011 with an option to renew for an additional five years.

Effective November 1, 2007, we entered into agreements with Centers of Medical Excellence, Inc., an entity owned by Dr. Cruz pursuant to which this entity acted as one of our independent physician affiliates in connection with the provision of primary care health services to a limited number of Medicare Advantage members enrolled in plans sponsored by CarePlus Health Plans, Inc. The arrangement was on substantially similar terms to arrangements we have with our other independent physician affiliates under at risk arrangements where we provide medical utilization services and pay a primary care capitation fee to the provider. Under this arrangement, CarePlus paid us a monthly capitation fee based on the number of CarePlus Medicare Advantage members who selected Centers of Medical Excellence as their primary care provider and we in turn paid a monthly primary care capitation fee to Centers of Medical Excellence. Centers of Medical Excellence was also eligible to receive a bonus from us if they operated in a cumulative surplus. For Fiscal 2010, 2009 and 2008, we recognized an operating profit of $0.3 million, an operating loss of $0.2 million and $0, respectively, related to this arrangement. Effective December 31, 2009, we terminated our agreements with Centers of Medical Excellence, Inc.

On February 5, 2008, we repurchased an aggregate of 600,000 shares of our common stock from Dr. Cruz, as trustee of the Luis Cruz Irrevocable Trust A, the Luis Cruz Irrevocable Trust B and the Luis Cruz Irrevocable Trust C. We paid $2.25 per share for the shares for an aggregate purchase price of $1,350,000. The per share purchase price paid by us represented a 10% discount from the closing price of our common stock on February 4, 2008.

On September 19, 2008, we purchased an aggregate of 400,000 shares of our common stock from certain family trusts of Dr. Cruz. Dr. Cruz does not have a beneficial ownership in the shares of common stock held by these family trusts. Continucare paid $2.14 per share for the shares for an aggregate purchase price of $856,000. The per share purchase price paid by Continucare represented a 10% discount from the closing price of Continucare's common stock on September 19, 2008.

On September 19, 2008, we purchased an aggregate of 600,000 shares of our common stock from Mr. Garcia. Continucare paid $2.14 per share for the shares for an aggregate purchase price of $1,284,000. The per share purchase price paid by Continucare represented a 10% discount from the closing price of Continucare's common stock on September 19, 2008.

On October 23, 2008, we entered into a joint venture with Dr. Jacob Nudel, a director of the Company, that sought to establish medical provider networks to provide services on an outpatient basis to patients sustaining injuries related to automobile accidents, which we refer to as special purpose provider networks. Under the revenue and cost sharing provisions of the joint venture, provided that we had a liquidation preference with respect to 100% of our capital contributions, (i) all ordinary cash flow of the joint venture would have been distributed to us and Dr. Nudel, pro rata in accordance with the parties ownership interest, and (ii) all net proceeds from capital transaction or liquidation proceeds would have been distributed, first, to us until such time as we had received aggregate distributions equal to our aggregate capital contributions, and thereafter, to us and Dr. Nudel, pro rata in accordance with the parties ownership interest. The Company and Dr. Nudel each had a 50% ownership interest in the joint venture. For Fiscal 2010 and 2009, we recorded operating expenses of approximately $0.4 million and $0.3 million, respectively, related to the joint venture. In April 2010, we terminated the business activities of the joint venture and recognized a loss on impairment of fixed assets of approximately $0.1 million during Fiscal 2010.

On January 15, 2009, we purchased an aggregate of 1,100,000 shares of its common stock from Mr. Garcia. Continucare paid $1.71 per share for the shares for an aggregate purchase price of $1,881,000. The per share purchase price paid by Continucare was the closing price of Continucare's common stock on January 15, 2009.

On March 12, 2009, we purchased an aggregate of 350,000 shares of its common stock from certain family trusts of Dr. Cruz. Dr. Cruz does not have a beneficial ownership in the shares of common stock held by these family trusts. Continucare paid $1.69 per share for the shares for an aggregate purchase price of $591,500. The per share purchase price paid by Continucare represented a 5% discount from the closing price of Continucare's common stock on March 12, 2009.

NOTE 14 – QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

	For the Year Ended June 30, 2010				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenue	$ 75,972,366	$ 75,256,100	$ 80,274,545	$ 79,288,452	$ 310,791,463
Net income	$ 5,308,339	$ 5,288,679	$ 5,900,611	$ 5,678,678	$ 22,176,307
Net income per common share:					
Basic	$ .09	$ .09	$ .10	$ .09	$ .37
Diluted	$ .09	$ .09	$ .09	$ .09	$ .36

	For the Year Ended June 30, 2009				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenue	$ 65,064,634	$ 65,539,894	$ 75,395,799	$ 75,270,033	$ 281,270,360
Net income	$ 2,496,132	$ 3,659,810	$ 4,326,503	$ 4,798,676	$ 15,281,121
Net income per common share:					
Basic	$ .04	$ .06	$ .07	$ .08	$ .25
Diluted	$ .04	$ .06	$ .07	$ .08	$ .24

Basic and diluted net income per common share for each of the quarter presented above are based on the respective weighted average number of common shares outstanding for the quarters. The sum of the quarterly basic and diluted net income per common share amounts may not be equal to the full year basic and diluted net income per common share amounts due to rounding.

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Corporate Information

Corporate Headquarters
Continucare Corporation
7200 Corporate Center Drive
Suite 600
Miami, FL 33126
Telephone: 305-500-2000
www.continucare.com

SEC Form 10-K
Continucare's 2010 Annual Report on Form 10-K is included within this Annual Report to Shareholders. Additional copies are available free of charge by writing or calling Fernando Fernandez, Chief Financial Officer, at the corporate headquarters listed above.

Annual Meeting
Continucare's annual meeting of shareholders will be held February 24, 2011 at 9:30 a.m. at the corporate headquarters listed above.

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: 800-937-5449

Independent Registered Public Accounting Firm
Ernst & Young LLP
201 S. Biscayne Blvd.
Suite 3000
Miami, FL 33131

Board of Directors
Richard C. Pfenniger, Jr.
President, Chief Executive Officer and Chairman
Continucare Corporation

Phillip Frost, M.D.
Chairman and Chief Executive Officer
Opko Health, Inc.

Robert J. Cresci
Managing Director
Pecks Management Partners Ltd.

Neil Flanzraich
Private Investor

Jacob Nudel, M.D.
Founder
MDwerks, Inc.

A. Marvin Strait
Certified Public Accountant

Jacqueline M. Simkin
President
Simkin Management Inc.

Marvin A. Sackner, M.D.
Chairman and Chief Executive Officer
Non-Invasive Monitoring Systems, Inc.

Audit Committee
A. Marvin Strait, *Chairman*
Robert J. Cresci
Neil Flanzraich
Jacqueline M. Simkin

Compensation Committee
Robert J. Cresci, *Chairman*
Neil Flanzraich
A. Marvin Strait
Marvin A. Sackner, M.D.

Nominating and Corporate Governance Committee
Phillip Frost, M.D., *Chairman*
Robert J. Cresci
Jacob Nudel, M.D.
Marvin A. Sackner, M.D.

Officers
Richard C. Pfenniger, Jr.
President, Chief Executive Officer and Chairman

Gemma Rosello
Executive Vice President – Operations

Fernando L. Fernandez
Senior Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

Sadita Bustamante
Senior Vice President – Center Operations

Luis H. Izquierdo
Senior Vice President – Marketing and Business Development

Dora Rodriguez-Duran
Senior Vice President – Support Services

Holly Lopez
Vice President – Support Services

Market Information

Our common stock was traded on the NYSE Amex under the symbol "CNU" during fiscal years 2010 and 2009. The following table sets forth the high and low sale prices of our common stock as reported by the composite tape of the NYSE Amex for each of the quarters indicated.

	HIGH	LOW
Fiscal Year 2010:		
Quarter Ended 6/30/10	$ 4.25	$ 3.28
Quarter Ended 3/31/10	5.25	3.66
Quarter Ended 12/31/09	4.50	2.57
Quarter Ended 9/30/09	3.29	2.31
Fiscal Year 2009:		
Quarter Ended 6/30/09	$ 2.55	$ 1.71
Quarter Ended 3/31/09	2.12	1.57
Quarter Ended 12/31/08	2.63	1.53
Quarter Ended 9/30/08	2.67	2.06

Effective November 1, 2010, our common stock commenced trading on the New York Stock Exchange under the symbol "CNU."

As of the close of business on August 31, 2010, there were approximately 98 record holders of our common stock. We have not declared or paid dividends on our common stock and do not contemplate declaring or paying dividends in the foreseeable future.

Forward-Looking Statements

Certain statements and information set forth in this Annual Report to Shareholders, including statements regarding our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in such Act. You should note that forward-looking statements in this document speak only as of the date of this Annual Report to Shareholders and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that our shareholders and prospective investors should consider include those set forth in our Annual Report on Form 10-K, which is included within this Annual Report to Shareholders, and in our other filings with the Securities and Exchange Commission.

Continucare

7200 Corporate Center Drive
Suite 600
Miami, Florida 33126
Phone: 305-500-2000
www.continucare.com

